SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SEMIANNUAL REPORT

(From January 1, 2013 to June 30, 2013)

THIS IS A TRANSLATION OF THE SEMIANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2” AND “Q3” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30 AND SEPTEMBER 30, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “H1” OF A FISCAL YEAR ARE REFERENCES TO THE SIX-MONTH PERIOD ENDED JUNE 30 OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

Subject instruments	Month of rating	Credit rating	Rating agency (Rating range)
Commercial Paper	January 2006	A1	NICE Information Service Co., Ltd. (A1 ~ D)
June 2006
December 2006
June 2007
December 2007
September 2008
December 2008
	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
January 2007
June 2007
December 2007
September 2008

Corporate Debenture	June 2006	AA-	NICE Information Service Co., Ltd. (AAA ~ D)
December 2006
	June 2007	A+
September 2008
July 2009
	October 2009	AA-
February 2010
May 2010
December 2010
August 2011
June 2012
October 2012
March 2013

June 2013

June 2006	AA-	Korea Investors Service, Inc. (AAA ~ D)
January 2007	A+
June 2007
September 2008
July 2009
December 2009
February 2010
May 2010
August 2010
February 2011	AA-
April 2011
August 2011
October 2011
June 2012
October 2012
June 2013
October 2009
December 2009
August 2010
December 2010
February 2011	AA-	Korea Ratings Corporation
April 2011		(AAA ~ D)
July 2011
October 2011
June 2012
March 2013
June 2013

C.	Capitalization

(1)	Change in capital stock (as of June 30, 2013)

(Unit: Won, Share)

Date	Description	Change in number of common shares	Face amount per share
July 23, 2004	Offering (1)	33,600,000	5,000
September 8, 2004	Follow-on offering (2)	1,715,700	5,000
July 27, 2005	Follow-on offering (3)	32,500,000	5,000

(1)	ADSs offering: 24,960,000 shares (US$30 per share, US$15 per ADS) / Initial public offering in Korea: 8,640,000 shares (￦34,500 per share)
(2)	ADSs offering: 1,715,700 shares (￦34,500 per share) pursuant to the exercise of greenshoe option by the underwriters
(3)	ADSs offering: 32,500,000 shares (US$42.64 per share, US$21.32 per ADS)

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of June 30, 2013)

(Unit: share)

Description		Number of shares
A. Total number of shares issued:	Common shares Preferred shares	357,815,700 —
B. Shares without voting rights:	Common shares Preferred shares	— —
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares Preferred shares	— —
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares Preferred shares	— —
E. Shares with restored voting rights:	Common shares Preferred shares	— —
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares Preferred shares	357,815,700 —

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)	2012	2011	2010
Par value (Won)	5,000	5,000	5,000
Profit (loss) for the period (million Won) (1)	28,549	(991,032)	1,002,648
Earnings per share (Won) (2)	80	(2,770)	2,802
Total cash dividend amount for the period (million Won)	—	—	178,908
Total stock dividend amount for the period (million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	17.8
Cash dividend yield (%) (3)	—	—	1.3
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	—	500
Stock dividend per share (share)	—	—	—

(1)	Profit (loss) for the period based on separate K-IFRS.
(2)	Earnings per share is based on par value of ￦5,000 per share and is calculated by dividing net income by weighted average number of common stock.
(3)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD, LTPS-LCD and OLED.

As of June 30, 2013, we operated TFT-LCD and OLED production facilities and a LCD research center in Paju, Korea and TFT-LCD production facilities in Gumi, Korea. We have also established subsidiaries in the Americas, Europe and Asia.

As of June 30, 2013, our business consisted of the manufacture and sale of LCD and OLED panels and monitor products. Because our non-LCD business represented an extremely small portion of our assets and revenues as of and for the six months ended June 30, 2013, we have included them as part of our LCD reporting business segment.

2013 H1 consolidated operating results highlights

(Unit: In billions of Won)

2013 H1	LCD business
Sales Revenue	13,375
Gross Profit	1,669
Operating Profit (Loss)	517

B.	Industry

(1)	Industry characteristics and growth potential

•

TFT-LCD technology is one of the widely used technologies in the manufacture of flat panel displays, and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is intense competition among the players in the industry, and the industry as a whole has experienced continued growth in its production capacity in response to growth in demand for flat panel displays.

•

The demand for LCD panels for notebook computers and monitors has stagnated due to market maturation. The demand for LCD panels for television sets has been growing as digital broadcasting is becoming more common and as LCD television has come to play an important role in the digital display market. In addition, the demand for LCD panels for tablets, smartphones, industrial products and automobile displays, among others, has shown continued growth.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advancements and cost reductions.

(2)	Cyclicality

•

The TFT-LCD business is highly cyclical and sensitive to fluctuations in the general economy. While demand for products has steadily grown, the rate of such growth has decreased, and the industry experiences periodic volatility caused by imbalances between supply and demand due to capacity expansion within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•

Since 2011, due to a slowdown in growth in the TFT-LCD industry, TFT-LCD panel makers have slowed their respective rates of production capacity growth, while a number of them are pursuing other strategic alternatives such as mergers or formation of new alliances.

•	Most TFT-LCD panel makers are located in Asia.

a. Korea: LG Display, Samsung Display, Hydis Technologies, etc.

b. Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c. Japan: Japan Display, Sharp, Panasonic LCD, etc.

d. China: BOE, CSOT, etc.

(4)	Market shares

•	Our worldwide market share of large-sized TFT-LCD panels (i.e., TFT-LCD panels that are 9 inches or larger) based on revenue is as follows:

	2013 H1 (1)	2012 (2)	2011(3)
Panels for Notebook Computers (4)	35.9%	34.5%	34.9%
Panels for Monitors	35.6%	32.3%	28.3%
Panels for Televisions (5)	25.3%	25.2%	24.7%
Total	29.1%	28.4%	27.3%

(1)	Source: 2013 Q2 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report.
(2)	Source: 2012 Q4 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report.
(3)	Source: 2011 Q4 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report (advanced version with LED backlight).
(4)	Includes panels for netbooks and tablets.
(5)	Includes panels for public displays.

(5)	Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing new technologies and products, including in the categories of three-dimensional (“3D”), touch screens and next generation displays. With respect to 3D technology, we have commenced mass production of high definition 3D panels with reduced degrees of “crosstalk,” or the degree of 3D image overlapping, of less than 1% (which is less than what the human eye can perceive). We have also acquired the technical skills and have established a supply chain management system that enables us to provide one-stop solutions to our customers with respect to touch module products. In addition, we have shown that we are technologically a step ahead of the competition by developing products such as 10.1-inch flexible LCDs, 2.6 mm thin televisions (the thinnest in the world at the time) and 19-inch flexible e-papers. We are a leader in large OLED panel display technology, as demonstrated by our 55-inch OLED display panel unveiled at the Consumer Electronics Show in Las Vegas in January 2012, which was the largest OLED panel at the time.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

•

In order to meet the rapidly increasing market demand for large TFT-LCD panels, we commenced mass production at P83, an eighth generation fabrication line located in our P8 facility, and P9, a new eighth generation production facility, in March 2011 and June 2012, respectively.

•

We also plan to strengthen our market position in future display technologies by strengthening our OLED business, accelerating the development of flexible display technologies and maintaining our leadership position in the LED backlight LCD market.

•

We are making an effort to increase our competitiveness, including in the LCD component parts market, by forming cooperative relationships with suppliers and purchasers of our products. As part of this effort, in March 2005, we established a joint venture company, Paju Electric Glass Co., Ltd., with Nippon Electric Glass Co., Ltd. We invested ￦14.4 billion in return for a 40% interest in Paju Electric Glass Co., Ltd. In November 2010 and April 2011, we invested an additional ￦14.8 billion and ￦4.4 billion, respectively, in Paju Electric Glass Co., Ltd. but the additional investments did not change our percentage interest in Paju Electric Glass Co., Ltd.

•

As part of our strategy to expand our production capacity overseas, we signed an investment agreement and a joint venture agreement in November 2009 with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China and held a groundbreaking ceremony in May 2012. In December 2012, we established a joint venture company, LG Display (China) Co., Ltd., with Guangzhou GET Technologies Development Co., Ltd. and Shenzhen SKYWORTH-RGB Electronics Co., Ltd. to manufacture and sell eighth-generation panels. We made an initial investment of US$28 million and acquired a 70% equity interest in LG Display (China) Co., Ltd. In March 2013, we made an additional investment of US$112 million, but the additional investment did not change our percentage interest in LG Display (China) Co., Ltd.

•

In December 2009, we acquired a 30.6% limited partnership interest in LB Gemini New Growth Fund No. 16. Under the limited partnership agreement, we agreed to invest a total amount of ￦30 billion in the fund, and as of December 31, 2010, we had invested ￦8.3 billion in the fund. By becoming a limited partner of this fund, our aim is to seek direct investment opportunities as well as to receive benefits from the investment. In February 2011, we received a distribution of ￦1.4 billion from the fund, and in March and April 2011, we invested an additional ￦1.9 billion and ￦3.1 billion, respectively, in the fund. In June 2011, we received a further distribution of ￦0.7 billion as return of principal and ￦0.9 billion as dividends and we invested an additional ￦1.2 billion in the fund. In December 2011, we invested an additional ￦2.0 billion in the fund. In April, July and September 2012, we received distributions of ￦1.0 billion, ￦0.8 billion and ￦1.8 billion from the fund, respectively. In each of September, November and December 2012, we invested an additional ￦1.5 billion in the fund. In March and May 2013, we received distributions of ￦1.1 billion and ￦0.3 billion from the fund, respectively, and in June 2013, we invested an additional ￦1.5 billion in the fund. The additional investments did not change our investment commitment amount of ￦30 billion or our limited partnership interest in the fund, which remained at 30.6%.

•

In November 2010, in order to build Backlight-Module-System (BMS) lines that would help differentiate our technical skills from those of our competitors and increase our cost competitiveness, we entered into a joint venture with Compal Electronics, Inc., a Taiwanese company, and established LUCOM Display Technology (Kunshan) Ltd. in Kunshan, China. We invested US$2.3 million and acquired a 51% equity interest in LUCOM Display Technology (Kunshan) Ltd. In February and April 2011, we invested an additional US$3.1 million and US$2.3 million, respectively, in LUCOM Display Technology (Kunshan) Ltd., but the additional investments did not change our percentage interest in LUCOM Display Technology (Kunshan) Ltd.

•

In April 2011, in order to enhance the product quality and assist the local development of coaters, a component used in our TFT-LCD products, we invested ￦20 billion and acquired a 16.6% interest in Narae Nanotech Corporation, a Korean equipment manufacturer. In June 2011, we invested an additional ￦10.0 billion and acquired a further 7.7% interest in Narae Nanotech Corporation. As of June 30, 2013, we held a 23% equity interest in Narae Nanotech Corporation.

•

In November 2011, in order to improve our cost competitiveness with respect to the glass substrate etching stage of our TFT-LCD panel manufacturing process, we invested ￦10.6 billion and acquired a 20.3% interest in Avatec Co., Ltd., a third party glass substrate etching processor. Avatec Co., Ltd. increased its paid-in capital in October 2012 and January 2013. We did not subscribe to additional equity on those occasions and, as a result, our equity interest in Avatec Co., Ltd. was diluted to 16.3% after the January 2013 paid-in capital increase.

•

In December 2011, in order to expand our module production capacity, we established LG Display U.S.A. Inc. in Texas, United States, and LG Display Reynosa S.A. de C.V. in Reynosa, Mexico. We invested in the form of paid-in capital ￦12.4 billion and ￦92 million in LG Display U.S.A. Inc. and LG Display Reynosa S.A. de C.V., respectively. We currently own a 100% interest in LG Display U.S.A. Inc. and a 1% interest in LG Display Reynosa S.A. de C.V. LG Display U.S.A. Inc. owns the remaining 99% interest in LG Display Reynosa S.A. de C.V.

•	In April 2012, in order to improve our cost competitiveness with respect to tempered glass used for touch screens, we invested ￦2.0 billion and acquired a 19.8% interest in Glonix Co., Ltd.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales Type	Items (Market)	Usage	Major trademark	Sales in 2013 H1 (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	11,978 (89.6%)
		TFT-LCD (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	1,397 (10.4%)
Total					13,375 (100.0%)

•	Period: January 1, 2013 ~ June 30, 2013.

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the second quarter of 2013 decreased by approximately 15% from the first quarter of 2013, largely as a result of a decrease in the proportion of small- to medium-sized products in our product mix due to a decrease in seasonal demand. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to imbalances in supply and demand.

(Unit: US$ / m2)

Description	2013 Q2	2013 Q1	2012 Q4	2012 Q3
TFT-LCD panel (1)(2)	657	770	802	733

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business Area	Purchase type	Items	Usage	Cost (1)	Ratio (%)	Suppliers
TFT-LCD	Raw Materials	Glass	LCD panel manufacturing	1,163	15.2%	Samsung Corning Precision Glass Co., Ltd., Nippon Electric Glass Co., Ltd., etc.
		Backlight		2,169	28.3%	Heesung Electronics Ltd., etc.
		Polarizer		1,217	15.9%	LG Chem, etc.
		Others		3,107	40.6%	-
Total				7,656	100.0%	-

•	Period: January 1, 2013 ~ June 30, 2013.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi and Paju facilities in the periods indicated.

(Unit: 1,000 Glass sheets)

Business area	Items	Location of facilities	2013 H1 (1)	2012 (2)	2011 (2)
TFT-LCD	TFT-LCD	Gumi, Paju	4,191	9,195	8,376

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the period multiplied by the number of months in the period (i.e., 6 months).
(2)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi and Paju facilities in the periods indicated.

(Unit: 1,000 Glass sheets)

Business area	Items	Location of facilities	2013 H1	2012	2011
TFT-LCD	TFT-LCD	Gumi, Paju	3,824	7,853	6,850

•	Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2013 H1	Actual working hours in 2013 H1	Average utilization ratio
Gumi	4,344 (1) (181 days) (2)	4,240 (1) (177 days) (2)	97.6%
Paju	4,344 (1) (181 days) (2)	4,344 (1) (181 days) (2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2013, we expect that our capital expenditures on a cash out basis will be approximately ￦4 trillion or, on a delivery basis, between approximately ￦3 trillion and ￦3.5 trillion, primarily to fund the expansion of our OLED and LTPS-based panel production capacities, as well as other expansions and improvements to our existing facilities. Such amount is subject to change depending on business conditions and market environment.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2013 H1	2012	2011
TFT-LCD	Products, etc.	TFT-LCD	Overseas (1)	11,978	27,280	22,328
			Korea (1)	1,397	2,150	1,963
			Total	13,375	29,430	24,291

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of June 30, 2013, each of our Television Business Unit and IT/Mobile Business Unit had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•

As part of our sales strategy, we have secured stable sales to major personal computer makers and leading consumer electronics makers globally, strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the tablet, notebook computer and monitor markets, led the television market with our differentiated television panels and increased the proportion of sales of our premium television panels, such as our ultra-high definition (“Ultra HD”) and large OLED television panels, in our product mix.

•

In the smartphone, industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our high-end products applying IPS technology.

(5)	Purchase orders

•

Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•

Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

Our industry continues to experience continued declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Display, Hydis Technologies, AU Optronics, Innolux, CPT, HannStar, Japan Display, Sharp, Panasonic LCD, BOE and CSOT.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

The average selling prices of display panels have declined in general and could continue to decline with time irrespective of industry-wide cyclical fluctuations. Certain contributing factors for this decline will be beyond our ability to control and manage. However, in anticipation of such price decline we have continued to develop new technologies and have implemented various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Euro.

•	We generally use forward exchange contracts with a maturity of less than one year to hedge against currency risks.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won and the U.S. dollar.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances. In addition, we also adjust the factoring volumes of foreign currency denominated receivables and utilize usances as means of settling accounts payable relating to capital expenditures for our facilities, in response to currency fluctuations.

B.	Interest rate risks

•	Our exposure to interest rate risks relates primarily to our long term debt obligations. As of June 30, 2013, we had no interest swap contracts outstanding.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Fergason Patent Properties	October 2007 ~	Patent licensing of LCD driving technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
Technology licensing/supply agreement	Chunghwa Picture Tubes	November 2007 ~	Patent cross-licensing of LCD technology
	HannStar Display Corporation	November 2009 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9.	Research & Development

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

	Items	2013 H1	2012	2011
	Material Cost	265,045	494,422	550,200
	Labor Cost	260,147	412,805	365,375
	Depreciation Expense	169,975	259,467	217,874
	Others	124,188	206,093	180,582
	Total R&D-Related Expenditures	819,355	1,372,787	1,314,031
Accounting Treatment	Selling & Administrative Expenses	174,144	301,239	248,328
	Manufacturing Cost	589,155	873,323	942,015
	Development Cost (Intangible Assets)	56,056	198,225	123,688
	R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)	6.2%	4.7%	5.4%

B.	R&D achievements

Achievements in 2011

1)	Introduction of glass-free mobile 3D product (4.3-inch WVGA)

•	Development and preparation for mass production of our first glass-free 3D product (utilizing barrier cell)

2)	Introduction of the world’s first 12.5-inch AH-IPS notebook product

•	Development of the world’s first 12.5-inch notebook utilizing AH-IPS technology

•	Achievement of a maximum circuit logic power of 1.0W

•	Development of a slim and light AH-IPS model (development of a model that utilizes IPS and flat PCB)

3)	Introduction of an integrated 14.0-inch touch panel notebook product

•	Development of a 14.0-inch touch panel notebook product as part of our plan to develop and expand our integrated touch panel products portfolio

4)	Introduction of our 15.6-inch dream color IPS notebook product

•	Development of a notebook utilizing H-IPS technology

•	Realization of a 100% color reproduction rate by applying RGB LED technology

•	Realization of 1.073G color by applying 10-bit color depth technology

5)	Development and mass production of 9.7-inch LCD panels for tablets

•	Application of AH-IPS and slim LCD technology

•	Decreased thickness by 20% and weight by 7% compared to LCD panel for conventional tablets

6)	Development of the world’s first 3D FPR 23-inch full high-definition (“FHD”) TN monitor product

•	Minimization of flicker / crosstalk by applying FPR technology

•	Minimization of cost increase by applying one layer 3D film

•	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

7)	Introduction of our first 50-inch Cinema TV product

•	Application of 21:9 screen display ratio (2560 x 1080 resolution)

•	Application of 960ch + EPI source driver integrated circuits (“D-IC”) for optimal high-resolution

•	Application of scanning technology under the Horizontal 2Edge structure

8)	Development of the world’s first 3D FPR 23-inch IPS FHD monitor product

•	Minimization of flicker / crosstalk by applying FPR technology

•	Minimization of cost increase by applying one layer 3D film

•	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

9)	Development and introduction of the world’s first 15.6-inch HD FPR 3D notebook product

•	Realization of the world’s first 15.6-inch HD FPR 3D product

•	Realization of high luminance 3D images (two times the luminance compared to images from notebooks utilizing shutter glass technology)

•	Minimization of cost increase by applying one layer 3D film

10)	Development and introduction of the world’s first 17.3-inch Dream Color AH-IPS notebook product

•	Development of the world’s first 17.3-inch notebook computer applying AH-IPS

•	Realization of Dream Color (100% color reproduction rate) by applying RGB LED

•	Realization of 1.073G color by applying Color Depth 10-bit technology

•	Realization of 89 degrees viewing angle (up/down/left/right) by applying IPS technology

11)	Development and introduction of a 15.6-inch HD product with the world’s lowest (at the time) power consumption from logic circuit (0.5W).

•	Application of DRD Z-inversion, HVDD and low voltage process

•	Application of high intensity LED (2.3cd) and Vcut light guide plate

•	Increase in battery life due to logic circuit power consumption reduction

12)	Development of the world’s smallest (at the time) Narrow Bezel Notebook Model

•	The first in the world to apply 4.5 mm narrow bezel

•	Formation of camera hole by B/M mask patterning

13)	Development of a new 10.1-inch WX smartbook LCD

•	Development of the our first 10.1-inch WXGA LCD following in the footsteps of our 9.7-inch XGA model

•	Realization of reduced power consumption, high permeability and increased viewing angle by application of IPS technology.

14)	Development of a 42-inch FHD product applying COT technology

•	Simplifying panel production process by applying COT (Color Filter on TFT) technology

•	Luminance increased by 10%

15)	Development of 42-inch, 47-inch and 55-inch direct slim LCD TV

•	Development of the world’s first direct-mounted 11.0 mm depth ultra-slim liquid crystal display module (“LCM”) model

•	Application of 96 block local dimming and M240Hz technology

16)	Development of a 47-inch super narrow public display panel

•	Development of our first super narrow bezel (seam 6.9 mm) product for application in public display panels

17)	Introduction of the world’s first 15.6-inch FHD AH-IPS notebook product

•	Development of the world’s first 15.6-inch FHD model applying AH-IPS technology

•	Development of slim & light AH-IPS model (thickness: 3.4 mm; weight: 330g)

•	Achieving the following viewing angles by applying IPS technology; 178° from top to bottom; 178° from left to right

18)	Development of a 15.6-inch FHD notebook applying a new backlight arrangement

•	Optimization of light placement by application of New Concept LED Backlight

•	Reduction in the number of LED integrated circuits (78ea g 10ea) by application of mid-power LED

•	Reduced energy consumption pursuant to a reduction in the number of LED integrated circuits (7.4W g 5.9W)

19)	Development of the world’s first 215/25/27 FHD TN and 215 FHD IPS 3D monitor

•	Minimization of flicker/crosstalk by application of FPR technology

•	Minimization of cost increase by applying one-layered 3D film

•	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

20)	Development of a 4.5-inch true HD AH-IPS display smartphone product

•	For 4G LTE smartphones (introduced in September 2011)

•	Application of true HD720 resolution and AH-IPS technology

21)	Development of the world’s first 14.0-inch HD 3D FPR notebook product

•	Realization of the world’s first 14.0-inch 3D FPR display

•	Realization of high luminance 3D images (two times the luminance compared to images from notebook panels utilizing shutter glass technology)

22)	Development of the world’s first AH-IPS GIP / DRD column inversion technology

•	Development of AH-IPS GIP / DRD by application of shrink GIP technology

•	Realization of TN-equivalent panel size through reduced panel load

•	Achieved TN-equivalent logic energy consumption levels

Achievements in 2012

1)	Introduction of the world’s first 13.3-inch high definition plus (“HD+”) AH-IPS notebook product

•	Development of the world’s first 13.3-inch HD+ model applying AH-IPS technology

2)	Development and introduction of a 14.0-inch HD product with the world’s lowest (at the time) rate of logic circuit energy consumption (0.4W)

•	Application of DRD Z-inversion, HVDD and low voltage process

•	Application of high intensity LED (2.3cd) and Vcut light guiding plate

•	Increase in battery life due to reduced logic circuit energy consumption

3)	Introduction of a 14.0-inch HD+ notebook product with a high color reproduction rate

•	Development of a 14.0-inch HD+ 72% color reproduction rate model

•	Development of a slim model applying 0.3 mm glass etching

4)	Introduction of a 15.6-inch FHD glasses-free 3D notebook product

•	Development of the first notebook product applying switchable barrier type 3D technology that does not require the use of glasses

5)	Development of the world’s first 23-inch FHD monitor product applying AH-IPS 4Mask technology

•	Increased display panel luminance by application of AH-IPS technology (20% more luminance compared to display panels applying conventional IPS technology)

•	Simplified panel production process by application of AH-IPS 4Mask technology

•	30% reduction in energy consumption resulting from increased efficiency of LED and circuit components

•	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

6)	Development of TN monitor products (20-inch HD+, 21.5-inch FHD and 23-inch FHD) applying new LED

•	20% reduction in energy consumption resulting from increased efficiency of LED and circuit components (based on 23W power consumption models)

•	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

7)	Development of products with new edge backlight unit (32-inch, 37-inch and 42-inch FHD)

•	Vertical 2Bar LED backlight unit g Vertical 1Bar LED backlight unit

•	Reduced energy consumption by 25% resulting from a reduction in the number of LED integrated (based on 32-inch display panel)

8)	Development of 42-inch FHD product with new direct backlight unit

•	Development of LED Lens through the improvement of LED Beam spread angle ( 72ea based on 42-inch display panel)

•	Same thickness as conventional edge LED lighting lamp (35.5 mm)

9)	Development of products with the world’s narrowest bezels of 3.5 mm (47-inch and 55-inch FHD)

•	Narrow set design possible using 3.5 mm bezel

10)	Development of the world’s first panel products without borders on three sides (32-inch, 42-inch, 47-inch and 55-inch FHD)

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

11)	Development of monitor products without borders on three sides (21.5-inch, 23-inch and 27-inch FHD)

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides, and application of double-sided adhesive to secure the position of the panel and backlight

•	Used double guide panels to reduce light leakage issues in IPS panels

12)	Development of 12.5-inch HD AH-IPS slim and light notebook display panels

•	Achieved thickness of 2.85t

•	Reduced the number of LEDs required by using high intensity LEDs (2.5cd)

13)	The world’s first GF2 Touch Tablet Product Development (10.1WXGA LCM + Touch)

•	Touch Concept: GF2, Touch IC In-House

•	Reduced cost by applying TMIC

•	Reduced power consumption by applying 6 in 1 (Buck version) PMIC

•	Reduced cost and power consumption by applying AH-IPS + DRD-Z

•	Reduced cost by applying Taper LGP

14)	Development of Automotive 9.2WV product that applies wide temperature AH5-IPS technology

•	For use in Center Information Displays and Rear Seat Entertainment Displays mounted on K9 model Kia cars

•	Wide temperature materials/components used and AH5-IPS technology applied

15)	Application and introduction of the world’s first large multi-model on a glass (“MMG”) type product (60-inch FHD and 32-inch HD)

•	Increased glass efficiency by successfully applying large MMG technology for the first time in the industry

•	Developed three sided and six sided chamfers for eighth generation 60-inch FHD panels and 32-inch HD panels, respectively

16)	Development of the world’s first 84-inch Ultra HD display panel product

•	a-Si based 1G 1D Ultra HD panel with steady charging

•	Developed extra-large edge LED with rigid heat resistant structure

17)	Development of 2000 nit bright public display panel for outdoor use (47-inch FHD)

•	Use of optimal-temperature panel prevents any blackening effect when exposed to direct sunlight

•	Use of quarter-wave plate (applying FPR technology) allows viewers wearing polarized sunglasses to view the public display panel with ease

•	Applied heat resistant structure without heat sink

•	Improved bright room contrast ratio by applying Shine Out ARC POL technology

18)	Development of seam (AtA) 5.6 mm super-narrow bezel (“SNB”) public display panel (55-inch FHD)

•	Bezel thickness minimized (2.9 mm for pad, 1.6 mm for non-pad)

•	Developed SNB structure technology

19)	Development of 47-inch and 55-inch display panel products applying vertical 1Bar structure

•	Our first 47-inch and 55-inch display panel products applying vertical 1Bar LED backlight units

•	Reduced number of LEDs needed, resulting in reduced energy consumption (for example, energy consumption for the 47-inch display panel was reduced from 65.5W to 55.8W)

20)	Development of the world’s first 29-inch 21:9 ratio three-side borderless monitor product

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

•	Double-sided adhesive used to secure the position of the panel and backlight

•	Double guide panels used to resolve light leakage issues in IPS panels

21)	Development of the world’s first 12.9-inch high-resolution slim AH-IPS display panel

•	Ultra-high resolution WQSXGA+ (239 PPI)

•	Achieved 400 nit brightness by improving panel luminance and applying high intensity LED PKG and new 1Bar structure

•	Developed 2.95 mm slim model through glass etching and application of rigid PCB

22)	Development of the world’s first ultra-slim all-in-one product applying G2 Touch technology (4.67WXGA, LGE Optimus G)

•	320 PPI high resolution AH-IPS display panel

•	Ultra-slim LCM by applying G2 Touch and OCR Direct Bonding technologies

23)	Development of the world’s first TV product applying DRD technology (32-inch, 37-inch HD)

•	Simplified circuit structure for HD TV by applying DRD technology (source D-IC reduced from 4ea g 2ea)

24)	Development of customer co-designed TV (32-inch to 55-inch FHD)

•	Co-designed TV model that integrates LCM and the front cover in a single body

•	Differentiated set bezel design

25)	Development of the world’s first borderless TV product with 7.8 mm bezel (47-inch FHD)

•	Borderless on the top and left/right sides with a borderless like bottom design

26)	Development of the world’s largest, at the time, 55-inch FHD OLED TV product

•	Utilizes WRGB OLED technology with a thickness of 4.45 mm

27)	Development of the first touch notebook product with direct bonding of touch screen module (“TSM”) (12.5-inch FHD)

•	Applied direct bonding between LCM and TSM to reduce thickness (4.8 mm)

•	Direct bonding multi-sourcing in response to customer demand

28)	Development of 23.8-inch desktop monitor product

•	Developed new display panel size for desktop monitor products

•	Narrower bezels (8 mm for the top and left/right sides) compared to conventional bezels

29)	Development of the world’s first clear borderless (borderless on all four sides) monitor product (27-inch FHD)

•	Applied Narrow Bezel Vertical LED Structure technology by changing the LED backlight structure

•	Developed even black matrix structure on all four sides

Achievements in 2013

1)	Developed 19.5-inch desktop monitor product

•	Developed new display panel size for desktop monitor products

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

2)	Developed 11.6-inch Tab Book product applying GF2 touch technology

•	Applied GF2 direct bonding process

3)	Developed 5.0-inch and 5.5-inch high resolution (over 400 PPI) smartphone products applying AH-IPS technology

•	Luminance increased by 10% compared to conventional panels (5.0-inch FHD panel has 403 PPI and 5.5-inch FHD panel has 440 PPI)

•	Developed new source D-IC to drive 4 lanes of MIPI with speeds of up to 1 Gbps per lane

4)	Developed the world’s first 60-inch three-side borderless product

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides with a borderless like bottom design

5)	Developed the world’s first 47-inch and 55-inch FHD TV product with 2.3 mm narrow bezels

•	Achieved optimal slim design by minimizing bezel width to 2.3 mm

6)	Developed 55-inch and 65-inch Ultra HD products with narrow bezels

•	Ultra HD (55-inch model has 80 PPI and 65-inch model has 68 PPI)

•	Achieved high transmittance panel by applying 1 Gate 1 Data structure

•	Achieved narrow bezels (55-inch model has 6.9 mm and 65-inch has 7.5 mm) by optimizing panel and mechanical design

7)	Developed 42-inch, 47-inch and 55-inch FHD three-side borderless products with direct backlight units

•	Borderless design made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

8)	Developed 5-inch HD smartphone product utilizing oxide cell technology

•

Reduced energy consumption and achieved narrower bezels by using indium gallium zinc oxide (IGZO) cell technology (energy consumption reduced by 26.7% and bezel size reduced by 23.0% compared to products utilizing conventional silicon (a-Si) cell technology)

9)	Developed FHD a-Si AH-IPS technology for use in smartphone products (more than 400 PPI)

•	Improved structure and technology compared to conventional FHD panels (luminance increased by 30%, achieved 443 PPI in 5.0-inch FHD panel)

•	Developed new D-IC and IC bonding materials and processes

10)	Developed new line of 19.5-inch HD+ monitor products with IPS technology

•	Developed new line of display panels for desktop monitor products

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

10.	Intellectual Property

As of June 30, 2013, our cumulative patent portfolio (including patents that have already expired) included a total of 21,686 patents, consisting of 10,257 in Korea and 11,429 in other countries.

11.	Environmental Matters

We are subject to a variety of environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

We have also voluntarily agreed to reduce emission of greenhouse gases, such as triflouride oxide and perfluoro compounds, or PFCs, including sulfur hexafluoride, or SF6, gases, by installing abatement systems to meet voluntary emissions targets for the TFT-LCD industry for 2010. As part of our voluntary activities to reduce emission of greenhouse gases, we installed triflouride oxide abatement systems at all of our production lines.

We also installed an SF6 abatement system in P1 in April 2005, and have taken steps to install additional SF6 abatement systems through the use of Clean Development Mechanism, or CDM, projects. We manage our CDM projects jointly with LG International Corp. On July 10, 2010, after becoming the first TFT-LCD company to receive the UNFCCC CDM Executive Board’s approval of our CDM project, we installed an SF6 abatement system in P6. We received a total of 343,971 tonnes of CO2 equivalent of certified emission reduction credits, or CERs, from the UN for the reduction of greenhouse gas emissions in P6 during the period from August 1, 2010 to December 31, 2010, all of which was sold in December 2011. We also received a total of 579,583 tonnes of CO2 equivalent of CERs for the reduction of greenhouse gas emissions in P6 during the period from January 1, 2011 to January 31, 2012. In August 2011, we commenced the installation of an SF6 abatement system in P7 through the implementation of CDM projects which became operational in February 2012. We received a total of 222,270 tonnes of CO2 equivalent of CERs from the UN for the reduction of greenhouse gas emissions in P6 and P7 during the period from February 1, 2012 to March 31, 2012. We intend to ask a third party accreditation agency to examine the reduction of our greenhouse gas emissions since April 1, 2012 as part of our application for receiving CERs from the UN.

In 2010, we were designated by the Korean government as one of the companies subject to greenhouse gas emission and energy consumption targets under the Framework Act on Low Carbon, Green Growth. As a result, we may need to invest in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. In addition, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for the year 2012 to the Korean government (i.e., the Ministry of Environment and the Ministry of Trade, Industry & Energy) in March 2013 after it was certified by the Korean Foundation for Quality, a government-designated certification agency.

The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2012	2011	2010
Greenhouse gases	6,161	5,928	5,576
Energy	61,169	53,223	45,841

In addition, in order to improve the efficiency and reliability of measuring our greenhouse gas emission reduction activities, we have implemented improvements to our Plant Energy & Environment System (our electronic greenhouse gas inventory system) in 2012.

Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P98, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China.

In addition, with respect to P1 through P98 and our module production plants in Gumi and Paju, we have established and are currently operating a new green management system, which was certified by BSI Group Korea in November 2011. Furthermore, we have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In addition, in recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry and Energy.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to purchase environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first TFT-LCD company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Knowledge Economy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)

Description	As of June 30, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009 (1)
Current assets	8,329,787	8,914,685	7,858,065	8,840,433	8,226,142
Quick assets	5,934,128	6,524,678	5,540,695	6,625,216	6,558,362
Inventories	2,395,659	2,390,007	2,317,370	2,215,217	1,667,780
Non-current assets	14,682,361	15,540,826	17,304,866	15,017,225	11,477,335
Investments in equity accounted investees	417,730	402,158	385,145	325,532	282,450
Property, plant and equipment, net	12,314,885	13,107,511	14,696,849	12,815,401	9,596,497
Intangible assets	453,327	497,602	535,114	539,901	352,393
Other non-current assets	1,496,419	1,533,555	1,687,758	1,336,391	1,245,995
Total assets	23,012,148	24,455,511	25,162,931	23,857,658	19,703,477
Current liabilities	7,404,413	9,206,158	9,911,434	8,881,829	6,495,071
Non-current liabilities	5,074,535	5,009,173	5,120,469	3,914,862	3,168,657
Total liabilities	12,478,948	14,215,331	15,031,903	12,796,691	9,663,728
Share capital	1,789,079	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	56,053	(69,370)	12,181	(35,298)	(51,005)
Retained earnings	6,345,249	6,238,989	6,063,359	7,031,163	6,050,562
Non-controlling interest	91,706	30,369	15,296	24,910	0
Total equity	10,533,200	10,240,180	10,131,028	11,060,967	10,039,749

(Unit : In millions of Won, except for per share data and number of consolidated entities)

Description	For the six months ended June 30, 2013		For the six months ended June 30, 2012	For the six months ended June 30, 2011		For the six months ended June 30, 2010		For the six months ended June 30, 2009 (1)
Revenue	13,375,288		13,094,048	11,412,578		12,330,543		8,314,678
Operating profit (loss)	517,170	(2)	27,948 (3)	(332,399	)(3)	1,607,887	(3)	(159,421	)(3)
Operating profit from continuing operations	108,740		(241,576)	(94,123)		1,203,413		20,316
Profit (loss) for the period	108,740		(241,576)	(94,123)		1,203,413		20,316
Profit (loss) attributable to:
Owners of the Company	109,580		(239,639)	(90,258)		1,204,583		20,316
Non-controlling interest	(840)		(1,937)	(3,865)		(1,170)		—
Basic earnings (loss) per share	306		(670)	(252)		3,366		57
Diluted earnings (loss) per share	306		(670)	(252)		3,277		57
Number of consolidated entities	20		20	18		16		11

(1)	Although our financial statements for the year ended December 31, 2009 were audited by our independent auditors in accordance with K-IFRS, our interim financial statements were not reviewed by our independent auditors.
(2)	Amendment to K-IFRS No. 1001 Presentation of Financial Statements adopted in the presentation of operating profit. After adoption of the amendment, operating profit or loss is presented as an amount of revenue less cost of sales, selling and administrative expenses and research and development expenses. Prior to the adoption of the amendment, other income and other expenses were included in the presentation of operating profit or loss.
(3)	Reclassified to conform to the presentation for the six months ended June 30, 2013.

B.	Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)

Description	As of June 30, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Current assets	7,490,951	8,432,253	7,326,764	8,499,873	7,973,355
Quick assets	5,546,529	6,484,308	5,414,054	6,739,908	6,687,050
Inventories	1,944,422	1,947,945	1,912,710	1,759,965	1,286,305
Non-current assets	14,423,967	15,369,335	16,947,200	14,658,125	11,283,512
Investments	1,579,638	1,468,778	1,386,313	1,279,831	1,075,229
Property, plant and equipment, net	11,030,390	12,004,435	13,522,553	11,688,061	8,730,263
Intangible assets	446,745	488,663	479,510	483,260	340,885
Other non-current assets	1,367,194	1,407,459	1,558,824	1,206,973	1,137,135
Total assets	21,914,918	23,801,588	24,273,964	23,157,998	19,256,867
Current liabilities	7,175,586	9,132,943	9,485,333	8,453,869	6,120,663
Non-current liabilities	5,073,579	5,007,525	5,101,714	3,833,454	3,102,006
Total liabilities	12,249,165	14,140,468	14,587,047	12,287,323	9,222,669
Share capital	1,789,079	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	(1,089)	(893)	(3,944)	(7,795)	(17,366)
Retained earnings	5,626,650	5,621,821	5,650,669	6,838,278	6,011,372
Total equity	9,665,753	9,661,120	9,686,917	10,870,675	10,034,198

(Unit: In millions of Won, except for per share data)

Description	For the six months ended June 30, 2013		For the six months ended June 30, 2012		For the six months ended June 30, 2011		For the six months ended June 30, 2010		For the six months ended June 30, 2009 (1)
Revenue	12,838,540		12,722,936		10,950,409		12,379,226		8,234,951
Operating profit (loss)	411,296	(2)	(71,781	)(3)	(399,172	)(3)	1,537,325	(3)	(179,270	)(3)
Operating profit (loss) from continuing operations	4,657		(290,314)		(100,014)		1,130,351		(8,321)
Profit (loss) for the period	4,657		(290,314)		(100,014)		1,130,351		(8,321)
Basic earnings (loss) per share	13		(811)		(280)		3,159		(23)
Diluted earnings (loss) per share	13		(811)		(280)		3,072		(23)

(1)	Although our financial statements for the year ended December 31, 2009 were audited by our independent auditors in accordance with K-IFRS, our interim financial statements were not reviewed by our independent auditors.
(2)	Amendment to K-IFRS No. 1001 Presentation of Financial Statements adopted in the presentation of operating profit. After adoption of the amendment, operating profit or loss is presented as an amount of revenue less cost of sales, selling and administrative expenses and research and development expenses. Prior to the adoption of the amendment, other income and other expenses were included in the presentation of operating profit or loss.
(3)	Reclassified to conform to the presentation for the six months ended June 30, 2013.

C.	Consolidated subsidiaries (as of June 30, 2013)

Company	Primary Business	Location	Equity Interest
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	80%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	90%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Xiamen) Co., Ltd.	Manufacturing and sales	China	51%
L&T Display Technology (Fujian) Co., Ltd.	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
L&I Electronic Technology (Dongguan) Limited	Manufacturing and sales	China	100%
Image & Materials, Inc.	Manufacturing and sales	Korea	49%
LUCOM Display Technology (Kunshan) Limited	Manufacturing and sales	China	51%
LG Display U.S.A. Inc.	Manufacturing and sales	U.S.A.	100%
LG Display Reynosa S.A. de C.V.	Manufacturing	Mexico	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%

D.	Status of equity investment (as of June 30, 2013)

Company	Investment Amount	Initial Equity Investment Date	Equity Interest
LG Display America, Inc. (1)	US$300,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.	¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY2,834,206,315	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY895,904,754	August 7, 2006	90%
LG Display Shenzhen Co., Ltd.	CNY3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD1,400,000	January 12, 2009	100%
L&T Display Technology (Xiamen) Co., Ltd.	CNY41,785,824	January 5, 2010	51%
L&T Display Technology (Fujian) Co., Ltd.	CNY59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY525,016,000	April 19, 2010	100%
L&I Electronic Technology (Dongguan) Limited (2)	CNY54,387,360	October 25, 2010	100%
Image & Materials, Inc. (3)	￦36,577,566,963	November 29, 2010	49%
LUCOM Display Technology (Kunshan) Limited	CNY50,353,677	December 27, 2010	51%
LG Display U.S.A. Inc.	US$10,920,000	December 8, 2011	100%
LG Display Reynosa S.A. de C.V.	MXN111,998,058	December 30, 2011	100%
Nanumnuri Co., Ltd.	￦800,000,000	March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY879,165,149	December 27, 2012	70%
Suzhou Raken Technology Co., Ltd.	CNY569,455,395	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	￦33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	￦14,073,806,250	May 16, 2008	10%
AVACO Co., Ltd.	￦6,172,728,120	June 9, 2008	16%
Guangzhou New Vision Technology Research and Development Limited	CNY25,000,000	July 11, 2008	50%
NEW OPTICS, Ltd.	￦12,199,600,000	July 30, 2008	42%
LIG ADP Co., Ltd.	￦6,330,000,000	February 24, 2009	13%
Wooree E&L Co., Ltd. (formerly Wooree LED Co., Ltd.)	￦11,900,000,000	May 22, 2009	21%
Dynamic Solar Design Co., Ltd.	￦6,066,658,000	June 24, 2009	40%
Global OLED Technology LLC	US$45,170,000	December 23, 2009	33%
LB Gemini New Growth Fund No. 16	￦15,644,582,659	December 7, 2009	31%
Can Yang Investment Ltd.	US$15,300,000	January 27, 2010	9%
YAS Co., Ltd.	￦10,000,000,000	September 16, 2010	19%
Eralite Optoelectronics (Jiangsu) Co., Ltd.	US$4,000,000	September 28, 2010	20%
Narae Nanotech Corporation	￦30,000,000,000	April 22, 2011	23%
Avatec Co., Ltd.	￦10,600,000,000	December 6, 2011	16%
Glonix Co., Ltd.	￦2,000,000,000	April 10, 2012	20%

(1)	In June 2013, we invested US$40 million in LG Display America, Inc. The investment did not affect our percentage interest.

(2)	In April and June 2013, we invested a total of CNY 37 million in L&I Electronic Technology (Dongguan) Limited and increased our equity interest to 100%.
(3)	In May 2013, we divested 51% of our equity interest in Image & Materials, Inc. and our equity interest decreased to 49%. In July 2013, Image & Materials, Inc. was liquidated.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2013 H1	2012	2011
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation (1)	910 (325) (2)	850 (285) (2)	850 (285) (2)
Time required	6,255	16,792	16,154

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won)

Fiscal year	Contract date	Service description	Service period	Compensation
2013	July 29, 2013	Advisory services in establishing a compliance system in connection with our disclosure obligations under the U.S. Securities and Exchange commission’s conflict mineral rule.	July 2013 to October 2013	126

14.	Board of Directors

A.	Members of the board of directors

On March 8, 2013, Joon Park was newly appointed and Tae Shik Ahn was reappointed as outside directors at our annual general meeting of shareholders and William Y. Kim voluntarily resigned as an outside director. As of June 30, 2013, our board of directors are two non-outside directors, one non-standing director and four outside directors.

(As of June 30, 2013)

Name	Date of birth	Position	Experience (including current position)	First elected
Sang Beom Han	June 18, 1955	Representative Director (non-outside), Chief Executive Officer and President	Head of LG Display TV Business Division	March 9, 2012
James (Hoyoung) Jeong	November 2, 1961	Director (non-outside), Chief Financial Officer and Executive Vice President	Chief Financial Officer of LG Electronics	February 29, 2008
Yu Sig Kang	November 3, 1948	Director (non-standing)	Representative Director of LG Corp.	March 11, 2011
Tae Sik Ahn	March 21, 1956	Outside Director	Professor, School of Business Administration, Seoul National University	March 12, 2010
Jin Jang	November 28, 1954	Outside Director	Chair Professor, Department of Information Display, Kyung Hee University	March 11, 2011
Dong Il Kwon	February 5, 1957	Outside Director	Professor, Department of Materials Science and Engineering, Seoul National University	March 9, 2012
Joon Park	October 30, 1954	Outside Director	Professor, School of Law, Seoul National University	March 8, 2013

B.	Committees of the board of directors

As of June 30, 2013, we have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(as of June 30, 2013)

Committee	Composition	Member
Audit Committee	3 outside directors	Tae Sik Ahn, Joon Park, Jin Jang
Outside Director Nomination	1 non-outside director and 2 outside directors	James (Hoyoung) Jeong, Dong Il Kwon, Jin Jang
Management Committee	2 non-outside directors	Sang Beom Han, James (Hoyoung) Jeong

C.	Independence of directors

•	Outside director: Independent

•	Non-outside director: Not independent

•

Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our outside directors has or had any business transaction or any related party transactions with us.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of June 30, 2013): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of June 30, 2013): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of June 30, 2013:

Name	Relationship	Number of Shares of Common Stock	Equity Interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	4,204	0.0%

(2)	Shareholders who are known to us to own 5% or more of our shares as of June 30, 2013:

Beneficial Owner	Number of Shares of Common Stock	Equity Interest
LG Electronics	135,625,000	37.9%
National Pension Service	21,633,625	6.1%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2013 H1

(Unit: person, in millions of Won)

Classification	No. of directors (1)	Amount paid (2)		Per capita average remuneration paid (4)
Non-outside directors	3	993	(3)	331
Outside directors who are not audit committee members	1	33		33
Outside directors who are audit committee members	3	97		32
Total	7	1,123		—

(1)	Number of directors as at June 30, 2013.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the six months ended June 30, 2013.

(2)	Stock options

Not applicable.

B.	Employees

As of June 30, 2013, we had 34,250 employees (excluding our executive officers). On average, our male employees have served 5.8 years and our female employees have served 3.8 years. The total amount of salary paid to our employees for the six months ended June 30, 2013 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ￦667,593 million for our male employees and ￦200,703 million for our female employees. The following table provides details of our employees as of June 30, 2013:

(Unit: person, in millions of Won, year)

	Number of employees (1)	Total salary in 2013 H1 (2) (3) (4)	Total salary per capita (5)	Average years of service
Male	24,132	667,593	27.5	5.8
Female	10,118	200,703	19.2	3.8
Total	34,250	868,296	25.0	5.2

(1)	Includes part-time employees.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the six months ended June 30, 2013 was ￦162,139 million and the per capita welfare benefit provided was ￦4.7 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 24,248, female: 10,427) for the six months ended June 30, 2013.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2013 and 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of June 30, 2013 and the condensed consolidated interim statements of comprehensive income (loss) for each of the three-month and six-month periods ended June 30, 2013 and 2012, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2013 and 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the condensed consolidated interim financial statements, the Group has been or is under investigations by antitrust authorities in several countries with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry and named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these investigations and alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

As discussed in note 2 (e) to the consolidated financial statements, the Group has applied the amendment to K-IFRS No. 1001, Presentation of Financial Statements, and presented operating profit or loss as an amount of revenue less cost of sales, selling and administrative expense, and research and development expenses in the consolidated statement of comprehensive income (loss) since the annual reporting for the year ended December 31, 2012. The Group applied this change in accounting policies retrospectively, and accordingly restated the comparative consolidated statement of comprehensive loss for the three-month and six-month periods ended June 30, 2012.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

We audited the consolidated statement of financial position as of December 31, 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 15, 2013, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

August 1, 2013

This report is effective as of August 1, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of June 30, 2013 and December 31, 2012

(In millions of won)	Note	June 30, 2013		December 31, 2012
Assets
Cash and cash equivalents	9	￦	2,432,124	2,338,661
Deposits in banks	9		540,892	315,092
Trade accounts and notes receivable, net	9, 16, 19		2,587,415	3,334,341
Other accounts receivable, net	9		85,252	199,007
Other current financial assets	9		4,571	3,828
Inventories	5		2,395,659	2,390,007
Prepaid income taxes			2,727	8,483
Other current assets			281,147	325,266

Total current assets			8,329,787	8,914,685
Investments in equity accounted investees	6		417,730	402,158
Other non-current financial assets	9		77,418	86,432
Deferred tax assets	21		1,252,429	1,294,813
Property, plant and equipment, net	7, 20		12,314,885	13,107,511
Intangible assets, net	8, 20		453,327	497,602
Other non-current assets			166,572	152,310

Total non-current assets			14,682,361	15,540,826

Total assets		￦	23,012,148	24,455,511

Liabilities
Trade accounts and notes payable	9, 19	￦	3,612,645	4,147,036
Current financial liabilities	9, 10		502,863	1,015,272
Other accounts payable	9, 19		1,848,996	2,811,161
Accrued expenses			471,142	412,055
Income tax payable			37,549	56,521
Provisions			360,603	250,984
Advances received			539,734	485,468
Other current liabilities			30,881	27,661

Total current liabilities			7,404,413	9,206,158
Non-current financial liabilities	9, 10		3,593,002	3,440,585
Non-current provisions			4,707	6,515
Employee benefits	14		257,704	180,640
Long-term advances received	16		868,024	1,049,678
Other non-current liabilities			351,098	331,755

Total non-current liabilities			5,074,535	5,009,173

Total liabilities			12,478,948	14,215,331

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		56,053	(69,370)
Retained earnings			6,345,249	6,238,989

Total equity attributable to equity holders of the Controlling Company			10,441,494	10,209,811

Non-controlling interests			91,706	30,369

Total equity			10,533,200	10,240,180

Total liabilities and equity		￦	23,012,148	24,455,511

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended June 30, 2013 and 2012

(In millions of won, except earnings per share)	Note	For the three-month period ended June 30			For the six-month period ended June 30
		2013		2012	2013		2012
Revenue	19, 20	￦	6,572,048	6,910,372	￦	13,375,288	13,094,048
Cost of sales	5, 11, 19		(5,607,154)	(6,140,397)		(11,706,132)	(11,995,847)

Gross profit			964,894	769,975		1,669,156	1,098,201
Selling expenses	12		(182,774)	(228,991)		(348,899)	(436,426)
Administrative expenses	12		(139,076)	(124,351)		(266,729)	(246,688)
Research and development expenses			(277,162)	(177,511)		(536,358)	(387,139)

Operating profit			365,882	239,122		517,170	27,948

Finance income	15		86,718	56,828		143,926	100,911
Finance costs	15		(155,838)	(114,350)		(289,184)	(190,829)
Other non-operating income	13		307,895	254,601		639,827	534,629
Other non-operating expenses	13		(453,694)	(519,727)		(823,346)	(770,321)
Equity income on investments, net			11,363	5,955		14,689	23,071

Profit (loss) before income tax			162,326	(77,571)		203,082	(274,591)
Income tax (expense) benefit	21		(57,073)	(34,772)		(94,342)	33,015

Profit (loss) for the period			105,253	(112,343)		108,740	(241,576)

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial losses	14		17	493		(149)	251
Income tax relating to items that will not be reclassified to profit or loss			(4)	(119)		(55)	(106)

			13	374		(204)	145
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available-for-sale financial assets	15		(564)	9,404		260	7,334
Cumulative translation differences			83,189	1,042		132,079	702
Share of gain (loss) from sale of treasury stocks by associates			149	461		(107)	125
Income tax relating to items that may be reclassified to profit or loss			235	(1,841)		183	(1,828)

			83,009	9,066		132,415	6,333

Other comprehensive income for the period, net of income tax			83,022	9,440		132,211	6,478

Total comprehensive income (loss) for the period		￦	188,275	(102,903)	￦	240,951	(235,098)

Profit (loss) attributable to:
Owners of the Controlling Company			105,681	(111,175)		109,580	(239,639)
Non-controlling interests			(428)	(1,168)		(840)	(1,937)

Profit (loss) for the period		￦	105,253	(112,343)	￦	108,740	(241,576)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			184,808	(101,853)		234,799	(233,040)
Non-controlling interests			3,467	(1,050)		6,152	(2,058)

Total comprehensive income (loss) for the period		￦	188,275	(102,903)	￦	240,951	(235,098)

Earnings (loss) per share
Basic and diluted earnings (loss) per share	22	￦	295	(311)		306	(670)

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2013 and 2012

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Share of gain from sale of treasury stocks by associates	Fair value reserve	Translation reserve	Retained earnings	Non-controlling interest	Total equity

Balances at January 1, 2012	￦	1,789,079	2,251,113	596	(3,856)	15,441	6,063,359	15,296	10,131,028

Total comprehensive loss for the period
Loss for the period		—	—	—	—	—	(239,639)	(1,937)	(241,576)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	5,506	—	—	—	5,506
Defined benefit plan actuarial loss, net of tax		—	—	—	—	—	145	—	145
Cumulative translation differences, net of tax		—	—	—	—	823	—	(121)	702
Share of gain from sale of treasury stocks by associates, net of tax		—	—	125	—	—	—	—	125

Total other comprehensive income (loss)		—	—	125	5,506	823	145	(121)	6,478

Total comprehensive income (loss) for the period	￦	—	—	125	5,506	823	(239,494)	(2,058)	(235,098)

Balances at June 30, 2012	￦	1,789,079	2,251,113	721	1,650	16,264	5,823,865	13,238	9,895,930

Balances at January 1, 2013	￦	1,789,079	2,251,113	548	(66)	(69,852)	6,238,989	30,369	10,240,180

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	—	—	—	109,580	(840)	108,740
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	323	—	—	—	323
Defined benefit plan actuarial loss, net of tax		—	—	—	—	—	(204)	—	(204)
Cumulative translation differences, net of tax		—	—	—	—	125,207	—	6,992	132,199
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(107)	—	—	—	—	(107)

Total other comprehensive income (loss)		—	—	(107)	323	125,207	(204)	6,992	132,211

Total comprehensive income (loss) for the period	￦	—	—	(107)	323	125,207	109,376	6,152	240,951

Transaction with owners, recognized directly in equity
Capital increase of subsidiaries and others		—	—	—	—	—	(3,116)	55,185	52,069

Balances at June 30, 2013	￦	1,789,079	2,251,113	441	257	55,355	6,345,249	91,706	10,533,200

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2013 and 2012

(In millions of won)	Note	2013		2012
Cash flows from operating activities:
Profit (loss) for the period		￦	108,740	(241,576)
Adjustments for:
Income tax expense (benefit)	21		94,342	(33,015)
Depreciation	11		1,945,229	1,927,478
Amortization of intangible assets	11		130,575	126,979
Gain on foreign currency translation			(117,399)	(87,238)
Loss on foreign currency translation			239,861	118,390
Costs related to defined benefit plans	14		78,919	69,374
Reversal of stock compensation expense			—	(3)
Impairment loss on property, plant and equipment			777	—
Impairment loss on intangible assets			1,157	37,683
Gain on disposal of property, plant and equipment			(5,612)	(2,731)
Loss on disposal of property, plant and equipment			673	1,906
Loss on disposal of intangible assets			168	610
Finance income			(24,206)	(22,215)
Finance costs			147,091	85,927
Equity in income of equity method accounted investees, net			(14,689)	(23,071)
Other income			(354)	(5,813)
Other expenses			183,346	297,764

			2,659,878	2,492,025
Change in trade accounts and notes receivable			611,506	(462,088)
Change in other accounts receivable			129,724	25,557
Change in other current assets			49,572	(126,359)
Change in inventories			(5,652)	(251,592)
Change in other non-current assets			(47,144)	(19,547)
Change in trade accounts and notes payable			(610,533)	355,036
Change in other accounts payable			(209,274)	(124,249)
Change in accrued expenses			64,504	125,461
Change in other current liabilities			(5,042)	347,342
Change in long-term advances received			—	789,670
Change in other non-current liabilities			150	2,480
Change in provisions			(89,131)	(263,416)
Change in defined benefit liabilities			(1,626)	(26,431)

			(112,946)	371,864

Cash generated from operating activities			2,655,672	2,622,313
Income taxes paid			(65,048)	(53,313)
Interest received			20,584	22,352
Interest paid			(90,516)	(97,632)

Net cash provided by operating activities		￦	2,520,692	2,493,720

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2013 and 2012

(In millions of won)	Note	2013		2012
Cash flows from investing activities:
Dividends received		￦	1,777	204
Proceeds from withdrawal of deposits in banks			752,003	812,000
Increase in deposits in banks			(977,800)	(359,460)
Acquisition of investments in equity accounted investees			(1,533)	(2,000)
Proceeds from disposal of investments in equity accounted investees			1,376	1,409
Acquisition of property, plant and equipment			(1,818,849)	(2,126,347)
Proceeds from disposal of property, plant and equipment			12,935	7,830
Acquisition of intangible assets			(90,498)	(161,222)
Proceeds from disposal of intangible assets			1,047	—
Grants received			1,744	2,173
Payment for settlement of derivatives			—	(1,156)
Proceeds from collection of short-term loans			2	—
Increase in short-term loans			—	(24)
Acquisition of other non-current financial assets			(4,205)	(53,580)
Proceeds from disposal of other non-current financial assets			14,643	8,169

Net cash used in investing activities		￦	(2,107,358)	(1,872,004)

Cash flows from financing activities:
Proceeds from short-term borrowings			1,305,381	2,686,094
Repayments of short-term borrowings			(1,297,531)	(2,670,238)
Proceeds from issuance of debentures			288,820	—
Proceeds from long-term debt			162,405	494,000
Repayments of current portion of long-term debt			(879,434)	(362,105)
Capital contribution from non-controlling interest			52,039	—

Net cash provided by (used in) financing activities		￦	(368,320)	147,751

Net increase in cash and cash equivalents			45,014	769,467
Cash and cash equivalents at January 1			2,338,661	1,517,977
Effect of exchange rate fluctuations on cash held			48,449	5,179

Cash and cash equivalents at June 30		￦	2,432,124	2,292,623

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG. Philips LCD Co., Ltd. However, the Controlling Company changed its name to LG Display Co., Ltd. as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of June 30, 2013, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of June 30, 2013, the Controlling Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in the Americas, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2013, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2013, there are 19,303,334 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of June 30, 2013

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.(*1)	California, U.S.A.	100%	Dec. 31	Sep. 24, 1999	Sell TFT-LCD products	USD 300
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	Dec. 31	Oct. 12, 1999	Sell TFT-LCD Products	JPY 95
LG Display Germany GmbH	Dusseldorf, Germany	100%	Dec. 31	Nov. 5, 1999	Sell TFT-LCD products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	Dec. 31	Apr. 12, 1999	Sell TFT-LCD products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	Dec. 31	Jul. 15, 2002	Manufacture and sell TFT-LCD products	CNY 2,834
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	Dec. 31	Jan. 16, 2003	Sell TFT-LCD products	CNY 4
LG Display Poland Sp. zo. o.	Wroclaw, Poland	80%	Dec. 31	Sep. 6, 2005	Manufacture and sell TFT-LCD products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	90%	Dec. 31	Jun. 30, 2006	Manufacture and sell TFT-LCD products	CNY 992
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	Dec. 31	Aug. 28, 2007	Sell TFT-LCD products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	Dec. 31	Jan. 12, 2009	Sell TFT-LCD products	SGD 1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	Dec. 31	Jan. 5, 2010	Manufacture LCD module and TV sets	CNY 82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	Dec. 31	Jan. 5, 2010	Manufacture LCD Module and monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	Dec. 31	Apr. 19, 2010	Manufacture and sell TFT-LCD products	CNY 525
L&I Electronic Technology (Dongguan) Limited(*2)	Dongguan, China	100%	Dec. 31	Sep. 26, 2010	Manufacture and sell e-Book devices	CNY 71
Image & Materials, Inc.(*3)	Domestic	49%	Dec. 31	May 17, 2006	Manufacture EPD materials	KRW 1,008
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	51%	Dec. 31	Dec. 15, 2010	Manufacture notebook borderless hinge- up	CNY 99
LG Display U.S.A. Inc.	Texas, U.S.A.	100%	Dec. 31	Oct. 26, 2011	Manufacture TFT-LCD products	USD 11
LG Display Reynosa S.A. de C.V.	Reynosa, Mexico	100%	Dec. 31	Nov. 4, 2011	Manufacture TFT-LCD products	MXN 112
Nanumnuri Co., Ltd.	Domestic	100%	Dec. 31	Mar. 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.(*4)	Guangzhou, China	70%	Dec. 31	Dec. 10, 2012	Manufacture and sell TFT-LCD products	CNY 1,256

(*1)	In June 2013, the Controlling Company invested ￦44,768 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There were no changes in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.

1.	Reporting Entity, Continued

(*2)	In April and June 2013, the Controlling Company invested an aggregate of ￦6,730 million in cash to participate in the disproportionate capital increase of L&I Electronic Technology (Dongguan) Limited and acquired the remaining interest from non-controlling interests. As of June 30, 2013, L&I Electronic Technology (Dongguan) Limited, which is in liquidation, is wholly owned by the Controlling Company.
(*3)	In May 2013, the Controlling Company collected a portion from the investment in Image & Materials, Inc. (“I&M”) which was in liquidation and, accordingly, the Controlling Company’s ownership percentage in I&M was reduced to 49%. However, as the Controlling Company has its right to the entire residual assets of I&M in accordance with the stock purchase and sales agreement, I&M was treated as if it is a wholly owned subsidiary. In July 2013, I&M completed liquidation.
(*4)	In March 2013, the Controlling Company contributed ￦121,424 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). There were no changes in the Controlling Company’s ownership percentage in LGDCA as a result of this additional investment.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No. 1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2012.

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on July 17, 2013.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities for defined benefit plans recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its consolidated financial statements as of and for the year ended December 31, 2012.

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies

(i) Presentation of Operating Profit or Loss in the Condensed Consolidated Interim Statement of Comprehensive Income (Loss)

The Group has adopted the amendment to K-IFRS No. 1001, Presentation of Financial Statements, and has presented operating profit or loss as an amount of revenue less cost of sales and selling and administrative expense including research and development expenses on the consolidated statement of comprehensive income (loss) from the year ended December 31, 2012.

The Group has applied the amendment retrospectively, and accordingly restated the comparative condensed consolidated interim statement of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2012. The impact upon adoption of the amendment for the three-month and six-month periods ended June 30, 2012 is as follows:

(In millions of won)	2012
	For the three-month period ended June 30		For the six-month period ended June 30
Operating loss before adoption of the amendment	￦	(25,492)	(203,708)
Deductions:
Rental income		(2,043)	(3,384)
Foreign currency gain		(244,303)	(519,722)
Gain on disposal of property, plant and equipment		(2,678)	(2,731)
Reversal of allowance for doubtful accounts for other receivables		—	(296)
Commission earned		(563)	(1,415)
Others		(5,378)	(7,024)

	￦	(254,965)	(534,572)

Additions:
Other bad debt expense		3	1
Foreign currency loss		273,253	489,473
Loss on disposal of property, plant and equipment		1,550	1,906
Loss on disposal of intangible assets		610	610
Impairment loss on intangible assets		37,457	37,683
Expenses related to legal proceedings or claims and others		206,706	236,555

	￦	519,579	766,228

Restated operating profit after adoption of the amendment	￦	239,122	27,948

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2012, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended or new accounting standards explained below:

(a)	Changes to the Significant Accounting Policies

(i) Amendment to K-IFRS No. 1001, Presentation of Financial Statements

The Group has applied the amendment to K-IFRS No. 1001, Presentation of Financial Statements, effective January 1, 2013, by classifying other comprehensive income by nature into “items that will not be reclassified to profit or loss” and “items that may be reclassified subsequently to profit or loss”.

(ii) K-IFRS No. 1110, Consolidated Financial Statements

The Group has applied the standard of K-IFRS No. 1110, Consolidated Financial Statements, effective January 1, 2013. The standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. A subsidiary is an entity controlled by the investor or the subsidiary of the investor. An investor or the subsidiary of the investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. There is no significant impact of applying this standard on the condensed consolidated interim financial statements.

(iii) K-IFRS No. 1111, Joint Arrangement

The Group has applied the standard of K-IFRS No. 1111, Joint Arrangement, effective January 1, 2013. The standard classifies joint arrangements into two types: joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. There is no significant impact of applying this standard on the condensed consolidated interim financial statements.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes to the Significant Accounting Policies, Continued

(iv) K-IFRS No. 1112, Disclosure of Interests in Other Entities

The Group has applied the standard of K-IFRS No. 1112, Disclosures of Interests in Other Entities, effective January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. There is no significant impact of applying this standard on the condensed consolidated interim financial statements.

(v) Amendment to K-IFRS No. 1019, Employee Benefits

The Group has applied the amendment to K-IFRS No. 1019, Employee Benefits, effective January 1, 2013. The revised standard requires the Group to calculate the expected return on plan assets based on the discount rate that is used to measure the present value of defined benefit obligation.

(b)	New Standards and Interpretations Not Yet Adopted

Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

The amendment improves application guidance of K-IFRS No. 1032, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. The amendment will be effective for annual periods beginning on or after January 1, 2014, and has not been adopted early in preparing these condensed consolidated interim financial statements.

Management is in the process of evaluating the impact, if any, of applying this standard on its financial position and results of operations.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Group are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2012.

5.	Inventories

Inventories as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)	June 30, 2013		December 31, 2012
Finished goods	￦	954,187	1,044,125
Work-in-process		738,330	653,260
Raw materials		344,142	370,653
Supplies		359,000	321,969

	￦	2,395,659	2,390,007

For the six-month periods ended June 30, 2013 and 2012, the amount of inventories recognized as cost of sales and inventory write-downs is as follows;

(In millions of won)	2013		2012
Inventories recognized as cost of sales	￦	11,706,132	11,995,847
Including: valuation loss of inventories		149,106	135,001

6.	Investments in Equity Accounted Investees

Associates and joint ventures (equity method investees) as of June 30, 2013 are as follows:

(In millions of won)
Associates and jointly controlled entities	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Ltd.	Suzhou, China	51%	Dec. 31	Oct. 2008	Manufacture and sell LCD modules and LCD TV set	￦139,864
Guangzhou New Vision Technology Research and Development Limited	Guangzhou, China	50%	Dec. 31	Jul. 2008	R&D on design of LCD modules and LCD TV set	3,940
Global OLED Technology LLC	Virginia, U.S.A.	33%	Dec. 31	Dec. 2009	Manage and license OLED patents	37,332
Paju Electric Glass Co., Ltd.	Domestic	40%	Dec. 31	Jan. 2005	Manufacture electric glass for FPDs	77,996
TLI Inc. (*1,2)	Domestic	10%	Dec. 31	Oct. 1998	Manufacture and sell semiconductor parts	5,891
AVACO Co., Ltd. (*1)	Domestic	16%	Dec. 31	Jan. 2001	Manufacture and sell equipment for FPDs	10,892
New Optics LTD.	Domestic	42%	Dec. 31	Aug. 2005	Manufacture back light parts for TFT-LCDs	32,318
LIG ADP Co., Ltd. (*1)	Domestic	13%	Dec. 31	Jan. 2001	Develop and manufacture equipment for FPDs	1,068
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.) (*3)	Domestic	21%	Dec. 31	Jun. 2008	Manufacture LED back light unit packages	26,885
Dynamic Solar Design Co., Ltd.	Domestic	40%	Dec. 31	Apr. 2009	Develop and manufacture equipment for solar battery and FPDs.	69
LB Gemini New Growth Fund No. 16 (*4)	Domestic	31%	Dec. 31	Dec. 2009	Invest in small and middle sized companies and benefit from M&A opportunities	15,564
Can Yang Investments Limited (*1)	Hong Kong	9%	Dec. 31	Jan. 2010	Develop, manufacture and sell LED parts	13,556
YAS Co., Ltd. (*1)	Domestic	19%	Dec. 31	Apr. 2002	Develop and manufacture deposition equipment for OLEDs	9,490
Eralite Optoelectronics (Jiangsu) Co., Ltd.	Suzhou, China	20%	Dec. 31	Aug. 2010	Manufacture LED packages	2,625
Narenanotech Corporation	Domestic	23%	Dec. 31	Dec. 1995	Manufacture and sell FPD manufacturing equipment	25,765
Avatec. Co., Ltd. (*1,5)	Domestic	16%	Dec. 31	Aug. 2000	Manufacture and sell glass for FPDs	14,368
Glonix Co., Ltd.	Domestic	20%	Dec. 31	Oct. 2006	Manufacture and sell LCD	107

						￦417,730

6.	Investments in Equity Accounted Investees, Continued

(*1)	Although the Controlling Company’s share interests in TLI Inc., Avaco Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and Avatec Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director to the board of directors of each investee and, accordingly, the investments in these investees have been accounted for using the equity method.
(*2)	In 2013, the Controlling Company’s ownership in TLI Inc. was reduced from 12% to 10% due to the shares issued in relation to the exercise of warrants.
(*3)	In 2013, the Controlling Company’s ownership in WooRee E&L Co., Ltd. was reduced from 30% to 21% because the Controlling Company did not participate in WooRee E&L Co., Ltd’s capital increase.
(*4)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No. 16 (“the Fund”). In March and May 2013, the Controlling Company received ￦1,116 million and ￦260 million, respectively from the Fund as a capital distribution and made additional cash investment of ￦1,532 million in the Fund during the six-month period ended June 30, 2013. Despite the distribution from the Fund and additional investment, there were no changes in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*5)	In 2013, the Controlling Company’s ownership in Avatec Co., Ltd. was reduced from 17% to 16% due to the shares issued in relation to the exercise of stock options.

7.	Property, Plant and Equipment

For the six-month periods ended June 30, 2013 and 2012, the Group purchased property, plant and equipment of ￦1,160,752 million and ￦1,654,468 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ￦8,989 million and 4.72%, and ￦23,974 million and 3.90% for the six-month periods ended June 30, 2013 and 2012, respectively. Also for the six-month periods ended June 30, 2013 and 2012, the Group disposed of property, plant and equipment with carrying amounts of ￦7,996 million and ￦7,005 million, respectively and recognized ￦5,612 million and ￦673 million as gain and loss, respectively, on disposal of property, plant and equipment for the six-month period ended June 30, 2013 (gain and loss for the six-month period ended on June 30, 2012: ￦2,731 million and ￦1,906 million, respectively)

8.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of June 30, 2013 and December 31, 2012 are ￦151,791 million and ￦169,176 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2013 and December 31, 2012 is as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Cash and cash equivalents	￦	2,432,124	2,338,661
Trade accounts and notes receivable, net		2,587,415	3,334,341
Other accounts receivable, net		85,252	199,007
Available-for-sale financial assets		2,838	2,838
Other non-current financial assets		12,979	11,262
Deposits		53,127	62,862
Deposits in banks		540,892	315,092

	￦	5,714,627	6,264,063

The maximum exposure to credit risk for trade accounts and notes receivable as of June 30, 2013 and December 31, 2012 by geographic region is as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Domestic	￦	289,922	205,454
Euro-zone countries		427,810	415,664
Japan		361,952	79,564
United States		344,309	1,392,303
China		708,113	881,018
Taiwan		221,396	166,839
Others		233,913	193,499

	￦	2,587,415	3,334,341

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013			December 31, 2012
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	2,572,612	(844)	3,298,888	(1,007)
Past due 1-15 days		1,830	(2)	18,307	(5)
Past due 16-30 days		4,352	(1)	12,152	(2)
Past due 31-60 days		3,652	(1)	2,829	(3)
Past due more than 60 days		5,823	(6)	3,184	(2)

	￦	2,588,269	(854)	3,335,360	(1,019)

The movement in the allowance for impairment in respect of receivables during the six-month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

(In millions of won)
	2013		2012
Balance at the beginning of the period	￦	1,019	663
Bad debt expense (reversal of allowance for doubtful accounts)		(165)	356

Balance at the reporting date	￦	854	1,019

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2013:

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities :
Secured bank loan	￦	57,485	58,443	29,381	29,062	—	—	—
Unsecured bank loans		1,703,989	1,851,689	149,449	53,689	736,122	910,786	1,643
Unsecured bond issues		2,334,391	2,590,609	51,187	351,187	620,255	1,567,980	—
Trade accounts and notes payables		3,612,645	3,612,645	3,612,645	—	—	—	—
Other accounts payable		1,718,418	1,718,418	1,718,418	—	—	—	—
Other non-current liabilities		31	31	31	—	—	—	—

	￦	9,426,959	9,831,835	5,561,111	433,938	1,356,377	2,478,766	1,643

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of June 30, 2013 and December 31, 2012 is as follows:

(In millions)	June 30, 2013
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	1,294	13,207	377	2	63	215	—
Trade accounts and notes receivable	1,797	926	1,483	—	7	20	—
Other accounts receivable	12	—	80	—	5	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	172	22	10	—	—	1
Trade accounts payable	(1,732)	(26,981)	(1,863)	(69)	—	—	—
Other accounts payable	(112)	(13,451)	(1,198)	(8)	(30)	(8)	—
Debts	(778)	—	(32)	—	—	—	—

Net exposure	482	(26,127)	(1,131)	(62)	45	227	1

(In millions)	December 31, 2012
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	1,466	7,540	536	2	61	2	—
Trade accounts and notes receivable	2,656	433	1,223	—	95	37	—
Other accounts receivable	66	95	340	—	1	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	178	20	11	—	—	1
Trade accounts payable	(2,234)	(31,162)	(1,847)	(463)	(67)	—	—
Other accounts payable	(109)	(12,948)	(725)	(8)	(38)	(8)	—
Debts	(898)	—	(33)	—	(5)	—	—
Bonds	(349)	—	—	—	—	—	—

Net exposure	599	(35,864)	(486)	(455)	47	31	1

9.	Financial Instruments, Continued

Average exchange rates applied for the six-month periods ended June 30, 2013 and 2012, and the exchange rates at June 30, 2013 and December 31, 2012 are as follows:

(In won)	Average rate			Reporting date spot rate
	2013		2012	June 30, 2013		December 31, 2012
USD	￦	1,103.19	1,141.80	￦	1,149.70	1,071.10
JPY		11.56	14.33		11.67	12.48
CNY		178.27	180.65		186.97	171.88
TWD		37.20	38.51		38.33	36.90
EUR		1,448.41	1,481.47		1,498.23	1,416.26
PLN		346.84	349.38		346.86	348.21
SGD		887.64	903.22		906.92	875.48

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of June 30, 2013 and December 31, 2012, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would be as follows:

(In millions of won)	June 30, 2013		December 31, 2012
	Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	19,120	26,978	21,637	32,664
JPY (5 percent weakening)	(12,617)	(8,237)	(17,921)	(13,935)
CNY (5 percent weakening)	(10,575)	(5)	(4,176)	—
TWD (5 percent weakening)	(117)	(5)	(838)	(5)
EUR (5 percent weakening)	2,507	3,068	2,491	2,629
PLN (5 percent weakening)	3,055	2,769	537	8
SGD (5 percent weakening)	27	—	16	—

A stronger won against the above currencies as of June 30, 2013 and December 31, 2012 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of June 30, 2013 and December 31, 2012 is as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Fixed rate instruments
Financial assets	￦	2,975,854	2,656,591
Financial liabilities		(3,179,285)	(3,077,467)

	￦	(203,431)	(420,876)

Variable rate instruments
Financial liabilities	￦	(916,580)	(1,378,390)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2013 and December 31, 2012, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, would remain constant.

(In millions of won)	Equity			Profit or loss
	1% p increase		1% p decrease	1% p increase	1% p decrease
June 30, 2013
Variable rate instruments	￦	(6,948)	6,948	(6,948)	6,948
December 31, 2012
Variable rate instruments	￦	(10,448)	10,448	(10,448)	10,448

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

(In millions of won)	June 30, 2013			December 31, 2012
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	13,208	13,208	13,463	13,463
Assets carried at amortized cost
Cash and cash equivalents	￦	2,432,124	2,432,124	2,338,661	2,338,661
Deposits in banks		540,892	540,892	315,092	315,092
Trade accounts and notes receivable		2,587,415	2,587,415	3,334,341	3,334,341
Other accounts receivable		85,252	85,252	199,007	199,007
Other non-current financial assets		12,979	12,979	11,262	11,262
Deposits		53,127	53,127	62,862	62,862

	￦	5,711,789	5,711,789	6,261,225	6,261,225

Liabilities carried at amortized cost
Secured bank loans	￦	57,485	57,485	53,555	53,555
Unsecured bank loans		1,703,989	1,746,852	1,783,698	1,823,514
Unsecured bond issues		2,334,391	2,396,162	2,618,604	2,677,038
Trade accounts and notes payable		3,612,645	3,612,645	4,147,036	4,147,036
Other accounts payable		1,718,418	1,718,418	2,641,958	2,641,901
Other non-current liabilities		31	31	30	30

	￦	9,426,959	9,531,593	11,244,881	11,343,074

The basis for determining fair values above by the Group are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2012.

9.	Financial Instruments, Continued

(e)	Fair values, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	June 30, 2013	December 31, 2012
Bonds, loans and borrowings	3.05%	3.69%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:—

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

The financial instruments carried at fair value as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
June 30, 2013
Assets
Available-for-sale financial assets	￦	13,208	—	—	13,208

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2012
Assets
Available-for-sale financial assets	￦	13,463	—	—	13,463

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	June 30, 2013		December 31, 2012
Total liabilities	￦	12,478,948	14,215,331
Total equity		10,533,200	10,240,180
Cash and deposits in banks (*1)		2,973,016	2,653,753
Borrowings (including bonds)		4,095,865	4,455,857
Total liabilities to equity ratio		118%	139%
Net borrowings to equity ratio (*2)		11%	18%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing borrowings (including bonds) less cash and deposits in banks by total equity.

10.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Current
Short-term borrowings	￦	44,491	35,739
Current portion of long-term debt		458,372	979,533

	￦	502,863	1,015,272

Non-current
Won denominated borrowings	￦	805,209	807,005
Foreign currency denominated borrowings		753,054	589,105
Bonds		2,034,739	2,044,475

	￦	3,593,002	3,440,585

(b)	Short-term borrowings as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of June 30, 2013	June 30, 2013		December 31, 2012
Bank of China and others	1.37%~6.56%	￦	44,991	35,739

Foreign currency equivalent			USD 33	USD 28
			CNY 31	CNY 31

(c)	Won denominated long-term debt as of June 30, 2013 and December 31, 2012 is as follows:

(In millions of won)
Lender	Annual interest rate as of June 30, 2013	June 30, 2013		December 31, 2012
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25%, 2.75%	￦	14,339	16,629
National Agricultural Cooperative Federation and others	4.51%~5.21%, 1-year bank bond rate plus 1.40%		845,846	845,072

Less current portion			(54,976)	(54,696)

		￦	805,209	807,005

10.	Financial Liabilities, Continued

(d)	Long-term debt denominated in currencies other than won as of June 30, 2013 and December 31, 2012 is as follows:

(In millions of won, USD, CNY and EUR)
Lender	Annual interest rate as of June 30, 2013 (*)	June 30, 2013		December 31, 2012
The Export-Import Bank of Korea	—	￦	—	26,777
Kookmin Bank and others	6ML+1.78%, 3ML+1.70%~2.25%		856,527	905,080
Bank of China and others	90% of the Basic Rate published by the People’s Bank of China		271	290
	—		—	7,666

Less current portion			(103,744)	(350,708)

		￦	753,054	589,105

Foreign currency equivalent			USD 745	USD 870
			CNY 1	CNY 2
			—	EUR 5

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

10.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of June 30, 2013	June 30, 2013		December 31, 2012
Won denominated bonds (*)
Publicly issued bonds	April 2014~ March 2018	2.90%~5.89%	￦	2,340,000	2,250,000
Less discount on bonds				(5,609)	(5,579)
Less current portion				(299,652)	(199,946)

			￦	2,034,739	2,044,475

Bonds denominated in currencies other than won
Floating-rate bonds	—	—	￦	—	374,885

Foreign currency equivalent				—	USD 350

Less discount on bonds				—	(702)
Less current portion				—	(374,183)

			￦	—	—

			￦	2,034,739	2,044,475

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	The Nature of Expenses

The nature of expenses for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Changes in inventories	￦	132,913	(371,283)	(5,653)	(251,592)
Purchases of raw materials, merchandise and others		3,300,815	4,476,840	7,307,227	8,247,590
Depreciation and amortization		958,578	1,064,454	2,075,804	2,054,457
Outsourcing fees		163,578	77,750	234,465	107,604
Labor costs		688,838	619,408	1,372,839	1,252,944
Supplies and others		263,646	197,532	491,694	404,148
Utility expense		162,445	145,396	347,707	305,974
Fees and commissions		117,396	107,707	234,785	217,006
Shipping costs		71,980	133,035	153,429	236,879
After-sale service expenses		24,308	26,605	47,062	52,961
Others		447,046	440,280	752,425	718,977

	￦	6,331,543	6,917,724	13,011,784	13,346,948

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

For the three-month and six-month periods ended June 30, 2013, other non-operating income included exchange differences amounting to ￦295,541 million and ￦619,489 million, respectively (for the three-month and six-month periods ended June 30, 2012: ￦244,303 million and ￦519,722 million, respectively), and other non-operating expenses included exchange differences amounting to ￦328,317 million and ￦669,680 million, respectively (for the three-month and six-month periods ended June 30, 2012: ￦273,253 million and ￦489,473 million, respectively).

The expenses for the three-month and six-month periods ended June 30, 2012 were reclassified to conform to the classification for the three-month and six-month periods ended June 30, 2013.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Salaries	￦	61,319	56,456	120,372	117,400
Expenses related to defined benefit plan		5,543	5,215	11,200	10,783
Other employee benefits		24,901	16,180	41,066	29,465
Shipping costs		59,532	109,867	119,745	198,900
Fees and commissions		51,301	47,583	102,278	99,219
Depreciation		24,015	28,050	48,749	53,436
Taxes and dues		9,916	7,851	17,914	11,540
Advertising		33,538	27,072	49,621	51,565
After-sale service		24,308	26,605	47,062	52,961
Rent		5,826	6,688	11,973	13,325
Insurance		3,339	2,960	6,949	5,442
Travel		5,420	4,586	10,167	9,984
Training		2,164	2,570	5,712	6,523
Others		10,728	11,659	22,820	22,571

	￦	321,850	353,342	615,628	683,114

The expenses for the three-month and six-month periods ended June 30, 2012 were reclassified to conform to the classification for the three-month and six-month periods ended June 30, 2013.

13.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Rental income	￦	5,207	2,043	7,361	3,384
Foreign currency gain		295,541	244,303	619,489	519,722
Gain on disposal of property, plant and equipment		2,742	2,678	5,612	2,731
Reversal of allowance for doubtful accounts for other receivables		87	—	354	296
Commission earned		594	563	1,237	1,415
Others		3,724	5,014	5,774	7,081

	￦	307,895	254,601	639,827	534,629

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Other bad debt expense	￦	—	3	—	1
Foreign currency loss		328,317	273,253	669,680	489,473
Loss on disposal of property, plant and equipment		514	1,550	673	1,906
Loss on disposal of intangible assets		168	610	168	610
Impairment loss on property, plant and equipment		777	—	777	—
Impairment loss on intangible assets		—	37,457	1,157	37,683
Donations		4,144	245	5,531	4,088
Expenses related to legal proceedings or claims and others		119,774	206,609	145,360	236,560

	￦	453,694	519,727	823,346	770,321

14.	Employee Benefits

The Group’s primary defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Group.

(a)	Recognized liabilities for defined benefit obligations as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Present value of partially funded defined benefit obligations	￦	739,528	672,370
Fair value of plan assets		(481,824)	(491,730)

	￦	257,704	180,640

(b)	Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Current service cost	￦	37,477	32,475	74,953	65,014
Interest cost		6,505	5,728	13,010	11,455
Expected return on plan assets		(4,645)	(3,547)	(9,044)	(7,095)

	￦	39,337	34,656	78,919	69,374

(c)	Plan assets as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Deposits with financial institutions	￦	481,824	491,730

As of June 30, 2013, plan assets mainly consist of deposits in banks, for which the payment of their principal and interest is guaranteed.

(d)	Actuarial gain and loss recognized in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Defined benefit plan actuarial gain (loss)	￦	17	493	(149)	251
Income tax		(4)	(119)	(55)	(106)

Defined benefit plan actuarial gain (loss), net of income tax	￦	13	374	(204)	145

15.	Finance income and Finance costs

(a)	Finance income and costs recognized in profit and loss for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Finance income
Interest income	￦	10,709	6,565	20,343	14,693
Dividend income		306	—	306	—
Foreign currency gain		75,703	48,270	120,026	83,240
Gain on disposal of investments in equity accounted investees		—	1,993	3,251	2,978

	￦	86,718	56,828	143,926	100,911

Finance costs
Interest expense	￦	40,606	37,956	87,364	84,361
Foreign currency loss		109,735	67,795	189,141	87,867
Loss on sale of trade accounts and notes receivable		5,497	7,812	11,001	17,077
Loss on redemption of debentures		—	787	—	1,524
Loss on disposal of investments in equity accounted investees		—	—	1,678	—

	￦	155,838	114,350	289,184	190,829

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Net change in fair value of available-for-sale financial assets	￦	(564)	9,404	260	7,334
Tax effect		171	(1,845)	63	(1,828)

Finance income (costs) recognized in other comprehensive income after tax	￦	(393)	7,559	323	5,506

16.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,713 million (￦1,969,988 million) and JPY 5,000 million (￦58,358 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of June 30, 2013, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

16.	Commitments, Continued

In June 2009 and January 2011, LG Display Singapore Pte. Ltd., the Controlling Company’s subsidiary, entered into agreements with Standard Chartered Bank and Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 250 million (￦287,425 million) and USD 100 million (￦114,970 million), respectively, and as of June 30, 2013, accounts and notes receivable amounting to USD 250 million (￦287,408 million) were sold, with none of the underlying accounts and notes receivable being past due under the agreement with Standard Chartered Bank , and no accounts and notes receivable were sold, but not past due under the agreement with Citibank. In June 2009, June 2011 and July 2011, LG Display Taiwan Co., Ltd. entered into agreements with Taishin International Bank, BNP Paribas and Chinatrust Commercial Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,006 million (￦1,156,598 million), USD 65 million (￦74,731 million) and USD 160 million (￦183,952 million), respectively, and, as of June 30, 2013, accounts and notes receivable amounting to USD 253 million (￦290,682 million) and USD 73 million (￦83,999 million) were sold, with none of the underlying accounts and notes receivable being past due under the agreements with Taishin International Bank and Chinatrust Commercial Bank, respectively. In addition, in December 2010, LG Display Taiwan Co., Ltd. entered into agreements with Citibank and Standard Chartered Bank and, in December 2012, with Sumitomo Mitsui Banking Corporation for accounts receivable sales negotiating facilities of up to an aggregate of USD 222 million (￦255,233 million), USD 200 million (￦229,940 million), and USD 100 million (￦114,970 million), respectively, and, as of June 30, 2013, accounts and notes receivable amounting to USD 106 million (￦122,098 million), USD 60 million (￦68,801 million), and USD 41 million (￦46,640 million) were sold, with none of the underlying accounts and notes receivable being past due, respectively. In December 2010 and 2012, and May 2013, LG Display Shanghai Co., Ltd. entered into agreements with BNP Paribas, Hongkong & Shanghai Banking Corp. and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD 130 million (￦149,461 million), USD 200 million (￦229,940 million) and USD 50 million (￦57,485 million), respectively, and, as of June 30, 2013, accounts and notes receivable amounting to USD 125 million (￦143,285 million) and USD 104 million (￦120,049 million) were sold, with none of the underlying accounts and notes receivable being past due under the agreements with BNP Paribas and Hongkong & Shanghai Banking Corp., respectively. In July 2009, LG Display Shenzhen Co., Ltd. and LG Display Shanghai Co., Ltd. entered into agreements with Bank of China Limited, and, as of June 30, 2013, accounts and notes receivable amounting to USD 84 million (￦96,672 million) were sold, with none of the underlying accounts and notes receivable being past due. In addition, in May 2013 LG Display Shenzhen Co., Ltd. entered into agreements with Bank of Communications Co, Ltd., and, as of June 30, 2013, accounts and notes receivable amounting to USD 3 million (￦3,720 million) were sold, with none of the underlying accounts and notes receivable being past due. In June 2010, LG Display Germany GmbH entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 307 million (￦352,958 million), and, as of June 30, 2013, accounts and notes receivable amounting to USD 129 million (￦148,775 million) were sold, with none of the underlying accounts and notes receivable being past due. In addition, in September, 2011, LG Display Germany GmbH started forfaiting and accounts and notes receivable amounting to USD 16 million (￦18,047 million) were sold, with none of the underlying accounts and notes receivable being past due. In March 2011, LG Display America, Inc. entered into agreements with Australia and New Zealand Banking Group Limited and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD 80 million (￦91,976 million) and USD 50 million (￦57,485 million), respectively, and, as of June 30, 2013, accounts and notes receivable amounting to USD 73 million (￦83,471 million) and USD 40 million (￦45,877 million) were sold but not past due, respectively. In addition, in June 2011, LG Display America, Inc. entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 200 million (￦229,940 million) and as of June 30, 2013, accounts and notes receivable amounting to USD 116 million (￦132,835 million) were sold, with none of the underlying accounts and notes receivable being past due. In August 2011, LG Display Japan Co., Ltd. entered into an agreement with Sumitomo Mitsui Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD 90 million (￦103,473 million) and, as of June 30, 2013, accounts and notes receivable amounting to USD 3 million (￦2,928 million) were sold, with none of the underlying accounts and notes receivable being past due. The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could sell its accounts and notes receivable up to an aggregate of ￦100,000 million in connection with its domestic sales transactions and, as of June 30, 2013, no accounts and notes receivable were sold, but not past due under the agreement with Shinhan bank. In addition, the Controlling Company entered into agreements with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD 50 million (￦57,485 million) and USD 23 million (￦26,443 million) in April 2011 and November 2012, respectively. As of June 30, 2013, accounts and notes receivable amounting to USD 25 million (￦28,582 million) were sold to Standard Chartered Bank, with none of the underlying accounts and notes receivable being past due under the agreement in April 2011 and no accounts and notes receivable were sold, with none of the underlying accounts and notes receivable being past due under the agreement in November 2012. In connection with all of the contracts in this paragraph, the Group has sold its accounts receivable without recourse.

16.	Commitments, Continued

Letters of credit

As of June 30, 2013, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦17,246 million), USD 15 million (￦17,246 million) with China Construction Bank, JPY 1,500 million (￦17,507 million) with Woori Bank, USD 100 million (￦114,970 million) with Bank of China, USD 60 million (￦68,982 million) with Sumitomo Mitsui Banking Corporation, USD 30 million (￦34,491 million) with Hana Bank and USD 30 million (￦34,491 million) with Shinhan Bank.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 8.5 million (￦9,772 million) and EUR 215 million (￦322,119 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD 12 million (￦13,796 million), JPY 700 million (￦8,170 million), CNY 1,400 million (￦261,758 million) and PLN 0.2 million (￦69 million) respectively, for their local tax payments.

Credit facility

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 60 million (￦68,982 million) and JPY 8,000 million (￦93,372 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of June 30, 2013, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

16.	Commitments, Continued

Long-term supply agreement

In connection with long-term supply agreements, as of June 30, 2013, the Controlling Company’s balance of advances received from a customer amount to USD 1,180 million (￦1,356,646 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 240 million (￦275,928 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 50 million (￦57,485 million) from the Export-Import Bank of Korea, the Controlling Company provided part of its OLED machinery as pledged assets.

17.	Contingencies

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Group, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York (“SDNY district court”), in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Controlling Company and LG Display America, Inc. and other TFT-LCD manufacturing companies, dismissing the case in April 2012. In April 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit (“CAFC”). The CAFC has reversed the SDNY district court’s summary judgment ruling and remanded the case back to the district court for further proceedings.

Industrial Technology Research Institute of Taiwan’s action for patent infringement

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Controlling Company and LG Display America as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Controlling Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that the Controlling Company and LG Display America, Inc. did not infringe the asserted patent of ITRI. On May 17, 2013, USITC issued a final determination finding that the patent was invalid and the Controlling Company and LG Display America had not infringed ITRI’s patents.

17.	Contingencies, Continued

Patent Infringement Litigations and Invalidity Proceedings Between the Controlling Company and Samsung Display Co., Ltd. and Samsung Electronics Co., Ltd.

In September 2012, the Controlling Company filed a complaint in the Seoul Central District Court against Samsung Display Co., Ltd. (“SSD”) and Samsung Electronics Co., Ltd. (“SSE”) claiming infringement of seven patents related to Organic Light Emitting Diode (“OLED”) display technology and relevant manufacturing methods and seeking monetary compensation. As a response, SSD requested for an invalidity proceeding over the identical seven patents in the Korean Intellectual Property Tribunal. Furthermore, in December 2012, SSD filed a complaint in the Seoul Central District Court against the Controlling Company and LG Electronics Co., Ltd. (“LGE”) claiming infringement of seven patents related to Liquid Crystal Display (“LCD”) technology and seeking monetary compensation, and of which the Controlling Company responded by requesting for an invalidity proceeding over such LCD patents in the Korean Intellectual Property Tribunal. In the meantime, facilitated by the mediation of the Ministry of Trade, Industry and Energy, the Controlling Company and Samsung Display are now under negotiation to reach an amicable settlement regarding the pending proceedings.

Request for arbitration of Arkema France and its subsidiary regarding termination of a contract with the Controlling Company

In October 2012, Arkema France (“Arkema”) and its subsidiary filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding termination of a contract with the Controlling Company. The Controlling Company is currently defending against Arkema’s claims.

Anti-trust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD 400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD 400 million. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

In December 2010, the European Commission (“the EC”) issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR 215 million. In February 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. To date the European Union General Court has not ruled on the Controlling Company’s application. In November 2011, the Controlling Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

17.	Contingencies, Continued

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Controlling Company without any finding of violations or levying of fines. To date no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Controlling Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Controlling Company and certain of its subsidiaries of approximately ￦31,378 million, and the Controlling Company filed an appeal of the decision with the Seoul High Court in December 2011. To date the Seoul High Court has not ruled on the Controlling Company’s appeal.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. Seventy-eight entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012 and ten entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Controlling Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Controlling Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, the Controlling Company reached a settlement with the indirect purchaser class and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, and Wisconsin, which was approved by the federal district court in April 2013. In March 2013, the Oklahoma attorney general dismissed its action as to the Company pursuant to a settlement agreement.

Apart from the direct and indirect purchaser class actions, individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date the Controlling Company is defending against thirty-one Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., ViewSonic Corp., NECO Alliance LLC, Rockwell Automation Inc., Proview Technology, Inc. and its affiliates, and the attorneys general of Illinois, Washington, Oregon, South Carolina, and Mississippi.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

17.	Contingencies, Continued

While the Group continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. For certain cases described above, management is not able to estimate the potential loss if the final outcome of the cases is unfavorable to the Group as the cases are in early stage and management does not have sufficient information to estimate the amount of possible loss. Otherwise the Group has established provisions with respect to certain of the contingencies, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances and are subject to change materially based upon new information, intervening events and the final outcome of the cases.

18.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of June 30, 2013 and December 31, 2012, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2012 to June 30, 2013.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Short-term benefits	￦	823	345	1,614	885
Expenses related to defined benefit plan		309	59	996	96

	￦	1,132	404	2,610	981

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(b)	Significant transactions with related companies

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(i)	Sales and others

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Joint ventures	￦	149,946	179,344	250,517	379,457
Associates		5,469	3	5,769	211
LG Electronics		1,633,775	1,466,433	3,310,191	2,851,041
Other related parties(*)		1,764	953	4,040	2,124

	￦	1,790,954	1,646,733	3,570,517	3,232,833

(ii)	Purchases and others

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Joint ventures	￦	73,918	15,369	94,588	36,410
Associates		491,832	886,622	983,489	1,206,964
LG Electronics		97,301	80,178	135,726	133,687
Other related parties(*)		130,819	111,611	267,370	199,228

	￦	793,870	1,093,780	1,481,173	1,576,289

19.	Related Parties, Continued

Account balances with related parties as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2013		December 31, 2012	June 30, 2013	December 31, 2012
Joint ventures	￦	112,154	92,870	144,596	168,620
Associates		3,599	521	536,969	610,427
LG Electronics		698,323	658,516	115,719	67,867
Other related parties		2	743	150,143	125,746

	￦	814,078	752,650	947,427	972,660

(*)	The significant transactions for the three-month and six-month periods ended June 30, 2012 and the account balances as of December 31, 2012 were restated because a related party restated its consolidated financial statements in accordance with K-IFRS No.1110, Consolidated Financial Statements.

20.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and Active Matrix (“AM”)-OLED products. Sales of AM-OLED products are insignificant to total sales. Sales in countries other than South Korea represent approximately 90% of total sales for the six-month period ended June 30, 2013.

The following is a summary of sales by region based on the location of the customers for the three-month and six-month periods ended June 30, 2013 and 2012.

(a)	Revenue by geography

(In millions of won)
Region	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Domestic	￦	706,747	503,931	1,396,812	1,002,474
Foreign
China		3,298,679	3,664,510	7,121,444	7,072,698
Asia (excluding China)		795,487	735,508	1,453,450	1,295,728
United States		749,745	849,018	1,460,438	1,462,665
Europe		1,021,390	1,157,405	1,943,144	2,260,483

Sub total	￦	5,865,301	6,406,441	11,978,476	12,091,574

Total	￦	6,572,048	6,910,372	13,375,288	13,094,048

Sales to Company A and Company B constituted 28% and 20% of total revenue, respectively, for the six-month period ended June 30, 2013 (the six-month period ended June 30, 2012: 23% and 18%, respectively). The Group’s top ten end-brand customers together accounted for 75% of sales for the six-month period ended June 30, 2013 (the six-month period ended June 30, 2012: 68%).

(b)	Non-current assets by geography

(In millions of won)
Region	June 30, 2013			December 31, 2012
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	￦	11,028,684	446,760	12,002,578	488,678
Foreign
China		1,131,188	5,281	939,929	7,499
Others		155,013	1,286	165,004	1,425

Sub total		1,286,201	6,567	1,104,933	8,924

Total	￦	12,314,885	453,327	13,107,511	497,602

20.	Geographic and Other Information, Continued

(c)	Revenue by product

(In millions of won)
Product	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Panels for:
Notebook computers	￦	1,165,855	1,635,710	2,751,409	2,811,870
Desktop monitors		1,359,396	1,194,208	2,766,277	2,479,372
TFT-LCD televisions		3,355,336	3,330,257	6,265,133	6,207,952
Mobile and others		691,461	750,197	1,592,469	1,594,854

	￦	6,572,048	6,910,372	13,375,288	13,094,048

21.	Income Taxes

(a)	Details of Income tax expense (benefit) for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Current tax expense	￦	16,356	13,257	51,830	40,076
Deferred tax expense (benefit)		40,717	21,515	42,512	(73,091)

Income tax expense (benefit)	￦	57,073	34,772	94,342	(33,015)

21.	Income Taxes, Continued

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of June 30, 2013 and December 31, 2012 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	2013		2012	2013	2012	2013	2012
Other accounts receivable, net	￦	—	—	(1,789)	(2,063)	(1,789)	(2,063)
Inventories, net		15,789	10,075	—	—	15,789	10,075
Available-for-sale financial assets		348	285	—	—	348	285
Defined benefit obligation		52,376	38,573	—	—	52,376	38,573
Investments in equity accounted investees		14,932	7,619	—	—	14,932	7,619
Accrued expenses		114,346	81,802	—	—	114,346	81,802
Property, plant and equipment		168,815	171,881	—	—	168,815	171,881
Intangible assets		2,766	2,488	—	—	2,766	2,488
Provisions		11,332	12,979	—	—	11,332	12,979
Gain or loss on foreign currency translation, net		428	5,340	(954)	(958)	(526)	4,382
Others		21,784	34,344	(134)	(220)	21,650	34,124
Tax loss carryforwards		181,624	233,139	—	—	181,624	233,139
Tax credit carryforwards		670,766	699,529	—	—	670,766	699,529

Deferred tax assets (liabilities)	￦	1,255,306	1,298,054	(2,877)	(3,241)	1,252,429	1,294,813

Statutory tax rate applicable to the Controlling Company is 24.2% for the six-month period ended June 30, 2013.

As of June 30, 2013, the Controlling Company applied 16% as the minimum tax rate when measuring the amount of tax credit related deferred tax assets for which it is probable that the related tax benefit will be realized. As a result of this rate change, the unused tax credit for which no deferred tax asset is recognized deferred increased by ￦129,811 million for the six-month period ended June 30, 2013.

22.	Earnings (Loss) Per Share

(a)	Basic earnings (Loss) per share for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In won and No. of shares)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Profit (loss) attributable to owners of the Controlling Company	￦	105,680,482,214	(111,175,869,752)	109,579,625,555	(239,639,417,079)
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	￦	295	(311)	306	(670)

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings (loss) per share.

(b)	Diluted earnings per share for the three-month and six-month periods ended June 30, 2013 are not calculated since there are no potential common stocks. In addition, there are no effect of dilutive potential ordinary shares due to the Controlling Company’s net loss for the three-month and six-month periods ended June 30, 2012.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2013 and 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of June 30, 2013, the condensed separate interim statements of comprehensive income (loss) for each of the three-month and six-month periods ended June 30, 2013 and 2012, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2013 and 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the condensed separate interim financial statements, the Company has been or is under investigations by antitrust authorities in several countries with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry and named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these investigations and alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

As discussed in note 2 (e) to the separate financial statements, the Company has applied the amendment to K-IFRS No. 1001, Presentation of Financial Statements, and presented operating profit or loss as an amount of revenue less cost of sales, selling and administrative expense, and research and development expenses in the separate statement of comprehensive income (loss) since the annual reporting for the year ended December 31, 2012. The Company applied this change in accounting policies retrospectively, and accordingly restated the comparative separate statement of comprehensive loss for the three-month and six-month periods ended June 30, 2012.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed separate interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

We audited the separate statement of financial position as of December 31, 2012, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 15, 2013, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
August 1, 2013

This report is effective as of August 1, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of June 30, 2013 and December 31, 2012

(In millions of won)	Note	June 30, 2013		December 31, 2012
Assets
Cash and cash equivalents	9	￦	1,222,558	1,400,566
Deposits in banks	9		540,706	315,000
Trade accounts and notes receivable, net	9,16,19		3,533,930	4,548,459
Other accounts receivable, net	9		72,109	101,337
Other current financial assets	9		2,975	2,976
Inventories	5		1,944,422	1,947,945
Prepaid income taxes			2,368	3,699
Other current assets			171,883	112,271

Total current assets			7,490,951	8,432,253
Investments	6		1,579,638	1,468,778
Other non-current financial assets	9		71,607	80,318
Deferred tax assets	20		1,132,432	1,186,704
Property, plant and equipment, net	7		11,030,390	12,004,435
Intangible assets, net	8		446,745	488,663
Other non-current assets			163,155	140,437

Total non-current assets			14,423,967	15,369,335

Total assets		￦	21,914,918	23,801,588

Liabilities
Trade accounts and notes payable	9,19	￦	3,803,956	4,386,383
Current financial liabilities	9,10		458,101	971,577
Other accounts payable	9,19		1,552,420	2,618,171
Accrued expenses			446,239	418,047
Provisions			359,365	249,755
Advances received			525,846	462,614
Other current liabilities			29,659	26,396

Total current liabilities			7,175,586	9,132,943
Non-current financial liabilities	9,10		3,593,002	3,440,585
Non-current provisions			4,707	6,515
Employee benefits	14		257,337	180,302
Long-term advances received	16		868,024	1,049,678
Other non-current liabilities			350,509	330,445

Total non-current liabilities			5,073,579	5,007,525

Total liabilities			12,249,165	14,140,468

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		(1,089)	(893)
Retained earnings			5,626,650	5,621,821

Total equity			9,665,753	9,661,120

Total liabilities and equity		￦	21,914,918	23,801,588

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended June 30, 2013 and 2012

(In millions of Won, except earnings per share)	Note	For the three-month period ended June 30			For the six-month period ended June 30
		2013		2012	2013		2012
Revenue	19	￦	6,270,015	6,767,217	￦	12,838,540	12,722,936
Cost of sales	5,11,19		(5,420,255)	(6,144,727)		(11,439,619)	(11,922,189)

Gross profit			849,760	622,490		1,398,921	800,747
Selling expenses	12		(130,046)	(157,040)		(253,132)	(289,048)
Administrative expenses	12		(101,441)	(99,213)		(202,133)	(200,830)
Research and development expenses			(275,555)	(174,902)		(532,360)	(382,650)

Operating profit (loss)			342,718	191,335		411,296	(71,781)

Finance income	15		25,389	70,101		44,146	81,902
Finance costs	15		(94,473)	(101,939)		(200,379)	(144,654)
Other non-operating income	13		219,019	194,640		498,935	393,212
Other non-operating expenses	13		(388,727)	(431,535)		(693,815)	(596,650)

Profit (loss) before income tax			103,926	(77,398)		60,183	(337,971)
Income tax (expense) benefit	20		(41,635)	(37,838)		(55,526)	47,657

Profit (loss) for the period			62,291	(115,236)		4,657	(290,314)

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gain	14		17	494		227	441
Income tax relating to items that will not be reclassified to profit or loss			(4)	(119)		(55)	(106)

			13	375		172	335
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available-for-sale financial assets	15		(705)	7,622		(259)	7,554
Income tax relating to items that may be reclassified to profit or loss			171	(1,845)		63	(1,829)

			(534)	5,777		(196)	5,725
Other comprehensive income (loss) for the period, net of income tax			(521)	6,152		(24)	6,060

Total comprehensive income (loss) for the period		￦	61,770	(109,084)	￦	4,633	(284,254)

Earnings (loss) per share
Basic and diluted earnings (loss) per share	21	￦	174	(322)	￦	13	(811)

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2013 and 2012

(In millions of won)	Share capital		Share premium	Fair value reserve	Retained earnings	Total equity
Balances at January 1, 2012	￦	1,789,079	2,251,113	(3,944)	5,650,669	9,686,917

Total comprehensive loss for the period
Loss for the period		—	—	—	(290,314)	(290,314)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	5,725	—	5,725
Defined benefit plan actuarial gain, net of tax		—	—	—	335	335

Total other comprehensive income		—	—	5,725	335	6,060

Total comprehensive income (loss) for the period	￦	—	—	5,725	(289,979)	(284,254)

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at June 30, 2012	￦	1,789,079	2,251,113	1,781	5,360,690	9,402,663

Balances at January 1, 2013	￦	1,789,079	2,251,113	(893)	5,621,821	9,661,120

Total comprehensive income for the period
Profit for the period		—	—	—	4,657	4,657
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	(196)	—	(196)
Defined benefit plan actuarial gain, net of tax		—	—	—	172	172

Total other comprehensive income (loss)		—	—	(196)	172	(24)

Total comprehensive income (loss) for the period	￦	—	—	(196)	4,829	4,633

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at June 30, 2013	￦	1,789,079	2,251,113	(1,089)	5,626,650	9,665,753

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2013 and 2012

(In millions of won)	Note	2013		2012
Cash flows from operating activities:
Profit (loss) for the period		￦	4,657	(290,314)
Adjustments for:
Income tax expense (benefit)	20		55,526	(47,657)
Depreciation	11		1,819,973	1,803,555
Amortization of intangible assets	11		127,484	124,756
Gain on foreign currency translation			(94,774)	(72,649)
Loss on foreign currency translation			223,650	90,204
Costs related to defined benefit plans	14		78,662	69,115
Reversal of stock compensation expense			—	(3)
Gain on disposal of property, plant and equipment			(4,634)	(3,058)
Loss on disposal of property, plant and equipment			190	332
Loss on disposal of intangible assets			168	—
Impairment loss on intangible assets			1,157	1,063
Finance income			(17,408)	(71,142)
Finance costs			153,651	122,077
Other income			(10)	(5,856)
Other expenses			186,782	298,739

			2,530,417	2,309,476
Change in trade accounts and notes receivable			883,943	(1,586,836)
Change in other accounts receivable			28,657	(9,143)
Change in other current assets			(48,261)	(100,749)
Change in inventories			3,523	(234,850)
Change in other non-current assets			(46,445)	(19,294)
Change in trade accounts and notes payable			(669,658)	495,828
Change in other accounts payable			(133,984)	75,163
Change in accrued expenses			31,310	80,029
Change in other current liabilities			3,965	350,853
Change in long-term advances received			—	789,670
Change in provisions			(89,131)	(263,416)
Change in defined benefit liabilities			(1,398)	(26,352)

			(37,479)	(449,097)

Cash generated from operating activities			2,497,595	1,570,065
Income taxes refund			84	1,684
Interest received			17,496	20,880
Interest paid			(89,696)	(95,291)

Net cash provided by operating activities		￦	2,425,479	1,497,338

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2013 and 2012

(In millions of won)	Note	2013		2012
Cash flows from investing activities:
Dividends received		￦	1,777	55,318
Proceeds from withdrawal of deposits in banks			752,000	812,000
Increase in deposits in banks			(977,706)	(12,000)
Acquisition of investments			(174,454)	(146,538)
Proceeds from disposal of investments			8,798	1,043
Acquisition of property, plant and equipment			(1,727,874)	(2,006,007)
Proceeds from disposal of property, plant and equipment			11,625	8,000
Acquisition of intangible assets			(90,192)	(157,088)
Proceeds from disposal of intangible assets			1,047	—
Grants received			1,744	2,173
Payment for settlement of derivatives			—	(1,156)
Acquisition of other non-current financial assets			(4,206)	(53,579)
Proceeds from disposal of other non-current financial assets			14,336	7,968

Net cash used in investing activities		￦	(2,183,105)	(1,489,866)

Cash flows from financing activities:
Proceeds from short-term borrowings			1,123,130	2,648,686
Repayments of short-term borrowings			(1,123,130)	(2,648,686)
Proceeds from issuance of debentures			288,820	—
Proceeds from long-term debt			162,405	494,000
Repayments of current portion of long-term debt			(871,607)	(317,397)

Net cash provided by (used in) financing activities		￦	(420,382)	176,603

Net increase (decrease) in cash and cash equivalents			(178,008)	184,075
Cash and cash equivalents at January 1			1,400,566	604,890

Cash and cash equivalents at June 30		￦	1,222,558	788,965

See accompanying notes to the condensed separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, the Company changed its name to LG Display Co., Ltd. as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of June 30, 2013, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common shares.

As of June 30, 2013, the Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in the Americas, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2013, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2013, there are 19,303,334 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as of and for the year ended December 31, 2012.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The condensed separate interim financial statements were authorized for issuance by the Board of Directors on July 17, 2013.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities for defined benefit plans recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2012.

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies

(i) Presentation of Operating Profit or Loss in the Condensed Separate Interim Statement of Comprehensive Income (Loss)

The Company has adopted the amendment to K-IFRS No. 1001, Presentation of Financial Statements, and has presented operating profit or loss as an amount of revenue less cost of sales and selling and administrative expense including research and development expenses on the separate statement of comprehensive income (loss) from the year ended December 31, 2012.

The Company has applied the amendment retrospectively, and accordingly restated the comparative separate interim statement of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2012. The impact upon adoption of the amendment for the three-month and six-month periods ended June 30, 2012 is as follows:

(In millions of won)	2012
	For the three-month period ended June 30		For the six-month period ended June 30
Operating profit (loss) before adoption of the amendment	￦	(45,344)	(271,614)
Deductions:
Rental income		(1,330)	(2,345)
Foreign currency gain		(189,733)	(385,888)
Gain on disposal of property, plant and equipment		(2,993)	(3,058)
Reversal of allowance for doubtful accounts for other receivables		—	(42)
Commission earned		(563)	(1,411)

	￦	(194,619)	(392,744)

Additions:
Other bad debt expense		56	—
Foreign currency loss		199,664	354,615
Loss on disposal of property, plant and equipment		331	332
Impairment loss on intangible assets		837	1,063
Expenses related to legal proceedings or claims and others		230,410	236,567

	￦	431,298	592,577

Restated operating profit (loss) after adoption of the amendment	￦	191,335	(71,781)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the financial statements as of and for the year ended December 31, 2012, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Changes to the Significant Accounting Policies

(i) Amendment to K-IFRS No.1001, Presentation of Financial Statements

The Company has applied the amendment to K-IFRS No. 1001, Presentation of Financial Statements, effective January 1, 2013, by classifying other comprehensive income by nature into “items that will not be reclassified to profit or loss” and “items that may be reclassified subsequently to profit or loss.”

(ii) Amendment to K-IFRS No.1019, Employee Benefits

The Company has applied the amendment to K-IFRS No. 1019, Employee Benefits, effective January 1, 2013. The revised standard requires the Company to calculate the expected return on plan assets based on the discount rate that is used to measure the present value of defined benefit obligation.

(b)	New Standards and Interpretations Not Yet Adopted

Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

The amendment improves application guidance of K-IFRS No. 1032, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. The amendment will be effective for annual periods beginning on or after January 1, 2014, and has not been adopted early in preparing these condensed separate interim financial statements.

Management is in the process of evaluating the impact, if any, of applying this standard on its financial position and results of operations.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2012.

5.	Inventories

Inventories as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)	June 30, 2013		December 31, 2012
Finished goods	￦	632,253	690,468
Work-in-process		694,047	620,175
Raw materials		311,688	354,240
Supplies		306,434	283,062

	￦	1,944,422	1,947,945

For the six-month periods ended June 30, 2013 and 2012, the amount of inventories recognized as cost of sales and inventory write-downs is as follows:

(In millions of won)	2013		2012
Inventories recognized as cost of sales	￦	11,439,619	11,922,189
Including: valuation loss of inventories		130,401	119,576

6.	Investments

(a)	Investments in subsidiaries

In March 2013, the Company invested ￦121,424 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). There were no changes in the Company’s ownership percentage in LGDCA as a result of this additional investment.

In April and June 2013, the Company invested an aggregate of ￦6,730 million in cash to participate in the disproportionate capital increase of L&I Electronic Technology (Dongguan) Limited and acquired the remaining interest from non-controlling interests. As of June 30, 2013, L&I Electronic Technology (Dongguan) Limited, which is in liquidation, is wholly owned by the Company.

In May 2013, the Company collected a portion from the investment in Image & Materials, Inc. (“I&M”) which was in liquidation. As of June 30, 2013, the Company has its right to the entire residual assets of I&M in accordance with the stock purchase and sales agreement. In July 2013, I&M completed liquidation.

In June 2013, the Company invested ￦44,768 million in cash for the capital increase of LG Display America Inc. (“LGDUS”). There were no changes in the Company’s ownership percentage in LGDUS as a result of this additional investment.

The Company recognized an impairment loss of ￦8,027 million as finance costs for the difference between the carrying amount and the recoverable amount of investments in subsidiaries in 2013.

(b)	Investments in associates

The Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In March and May 2013, the Company received ￦1,116 million and ￦260 million, respectively, from the Fund as capital distribution and in June 2013, the Company contributed ￦1,532 million in cash for the capital increase of the Fund. There were no changes in the Company’s ownership percentage in the Fund and the Company is committed to make investment up to an aggregate of ￦30,000 million.

6.	Investments, Continued

In 2013, the Company recognized an impairment loss of ￦2,001 million for the difference between the carrying amount of and the recoverable amount of the investment in Eralite Optoelectronics (Jiangsu) Co., Ltd., which manufactures LED Package.

7.	Property, Plant and Equipment

For the six-month periods ended June 30, 2013 and 2012, the Company purchased property, plant and equipment of ￦934,313 million and ￦1,510,454 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ￦7,027 million and 4.72%, and ￦23,974 million and 3.90% for the six-month periods ended June 30, 2013 and 2012, respectively. Also for the six-month periods ended June 30, 2013 and 2012, the Company disposed of property, plant and equipment with carrying amounts of ￦7,181 million and ￦5,274 million, respectively, and recognized ￦4,634 million and ￦190 million, respectively, as gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2013 (gain and loss for the six-month period ended on June 30, 2012: ￦3,058 million and ￦332 million, respectively).

8.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of June 30, 2013 and December 31, 2012, are ￦151,791 million and ￦169,176 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2013 and December 31, 2012 is as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Cash and cash equivalents	￦	1,222,558	1,400,566
Trade accounts and notes receivable, net		3,533,930	4,548,459
Other accounts receivable, net		72,109	101,337
Available-for-sale financial assets		2,838	2,838
Other non-current financial assets		12,979	11,259
Deposits		45,845	56,019
Deposits in banks		540,706	315,000

	￦	5,430,965	6,435,478

9.	Financial Instruments, Continued

In addition to the financial assets above, as of June 30, 2013 and December 31, 2012, the Company provides payment guarantees of ￦8,048 million and ￦15,124 million, respectively, in connection with its subsidiaries’ loans.

The maximum exposure to credit risk for trade accounts and notes receivable as of June 30, 2013 and December 31, 2012 by geographic region is as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Domestic	￦	289,922	205,454
Euro-zone countries		480,032	529,138
Japan		602,042	167,242
United States		564,157	1,790,401
China		1,020,582	1,307,759
Taiwan		318,799	257,793
Others		258,396	290,672

	￦	3,533,930	4,548,459

(ii)	Impairment loss

The aging of trade accounts and notes receivable as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)	June 30, 2013			December 31, 2012
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	3,523,347	(10)	4,528,302	(235)
Past due 1-15 days		117	(1)	5,927	(2)
Past due 16-30 days		4,066	(1)	9,531	(1)
Past due 31-60 days		3,393	(1)	2,154	(3)
Past due more than 60 days		3,025	(5)	2,788	(2)

	￦	3,533,948	(18)	4,548,702	(243)

The movement in the allowance for impairment in respect of receivables during the six-month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

(In millions of won)
	2013		2012
Balance at the beginning of the period	￦	243	54
Bad debt expense (reversal of allowance for doubtful accounts)		(225)	189

Balance at the reporting date	￦	18	243

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2013:

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	57,485	58,443	29,381	29,062	—	—	—
Unsecured bank loans		1,659,227	1,806,731	104,491	53,689	736,122	910,786	1,643
Unsecured bond issues		2,334,391	2,590,609	51,187	351,187	620,255	1,567,980	—
Trade accounts and notes payable		3,803,956	3,803,956	3,803,956	—	—	—	—
Other accounts payable		1,462,704	1,462,704	1,462,704	—	—	—	—
Payment guarantee		—	8,048	8,048	—	—	—	—

	￦	9,317,763	9,730,491	5,459,767	433,938	1,356,377	2,478,766	1,643

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of June 30, 2013 and December 31, 2012 is as follows:

(In millions)	June 30, 2013
	USD	JPY	PLN	EUR
Cash and cash equivalents	406	13,172	5	34
Trade accounts and notes receivable	2,754	8,197	—	38
Other accounts receivable	18	—	—	—
Other assets denominated in foreign currencies	—	51	—	—
Trade accounts payable	(2,202)	(26,981)	—	(1)
Other accounts payable	(123)	(13,058)	—	(6)
Debts	(745)	—	—	—

Net exposure	108	(18,619)	5	65

(In millions)	December 31, 2012
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	696	7,508	5	1	47
Trade accounts and notes receivable	4,002	6,400	—	—	38
Other accounts receivable	17	1	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts payable	(2,857)	(31,162)	—	—	—
Other accounts payable	(248)	(12,262)	(5)	—	(7)
Debts	(870)	—	—	—	—
Bonds	(349)	—	—	—	—

Net exposure	391	(29,464)	—	1	78

9.	Financial Instruments, Continued

Average exchange rates applied for the six-month periods ended June 30, 2013 and 2012 and the exchange rates at June 30, 2013 and December 31, 2012 are as follows:

(In won)	Average rate			Reporting date spot rate
	2013		2012	June 30, 2013		December 31, 2012
USD	￦	1,103.19	1,141.80	￦	1,149.70	1,071.10
JPY		11.56	14.33		11.67	12.48
CNY		178.27	180.65		186.97	171.88
PLN		346.84	349.38		346.86	348.21
EUR		1,448.41	1,481.47		1,498.23	1,416.26

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s financial assets or liabilities denominated in foreign currency as of June 30, 2013 and December 31, 2012, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would be as follows:

(In millions of won)	June 30, 2013			December 31, 2012
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	4,706	4,706	15,873	15,873
JPY (5 percent weakening)		(8,236)	(8,236)	(13,931)	(13,931)
PLN (5 percent weakening)		66	66	13	13
EUR (5 percent weakening)		3,691	3,691	4,187	4,187

A stronger won against the above currencies as of June 30, 2013 and December 31, 2012 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of June 30, 2013 and December 31, 2012 is as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Fixed rate instruments
Financial assets	￦	1,766,102	1,718,404
Financial liabilities		(3,134,794)	(3,044,050)

	￦	(1,368,692)	(1,325,646)

Variable rate instruments
Financial liabilities	￦	(916,309)	(1,368,112)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2013 and December 31, 2012, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, would remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2013
Variable rate instruments	￦	(6,946)	6,946	(6,946)	6,946
December 31, 2012
Variable rate instruments	￦	(10,370)	10,370	(10,370)	10,370

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position, are as follows:

(In millions of won)	June 30, 2013			December 31, 2012
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	13,084	13,084	13,343	13,343
Assets carried at amortized cost
Cash and cash equivalents	￦	1,222,558	1,222,558	1,400,566	1,400,566
Deposits in banks		540,706	540,706	315,000	315,000
Trade accounts and notes receivable		3,533,930	3,533,930	4,548,459	4,548,459
Other accounts receivable		72,109	72,109	101,337	101,337
Other non-current financial assets		12,979	12,979	11,259	11,259
Deposits		45,845	45,845	56,019	56,019

	￦	5,428,127	5,428,127	6,432,640	6,432,640

Liabilities carried at amortized cost
Secured bank loans	￦	57,485	57,485	53,555	53,555
Unsecured bank loans		1,659,227	1,702,056	1,740,003	1,779,819
Unsecured bond issues		2,334,391	2,396,162	2,618,604	2,677,038
Trade accounts and notes payable		3,803,956	3,803,956	4,386,383	4,386,383
Other accounts payable		1,462,704	1,462,704	2,479,772	2,479,772

	￦	9,317,763	9,422,363	11,278,317	11,376,567

The basis for determining fair values above by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2012.

9.	Financial Instruments, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	June 30, 2013	December 31, 2012
Bonds, loans and borrowings	3.05%	3.69%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

The financial instruments carried at fair value as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
June 30, 2013
Assets
Available-for-sale financial assets	￦	13,084	—	—	13,084

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2012
Assets
Available-for-sale financial assets	￦	13,343	—	—	13,343

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	June 30, 2013		December 31, 2012
Total liabilities	￦	12,249,165	14,140,468
Total equity		9,665,753	9,661,120
Cash and deposits in banks (*1)		1,763,264	1,715,566
Borrowings (including bonds)		4,051,103	4,412,162
Total liabilities to equity ratio		127%	146%
Net borrowings to equity ratio (*2)		24%	28%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing borrowings (including bonds) less cash and deposits in banks by total equity.

10.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Current
Current portion of long-term debt	￦	458,101	971,577
Non-current
Won denominated borrowings	￦	805,209	807,005
Foreign currency denominated borrowings		753,054	589,105
Bonds		2,034,739	2,044,475

	￦	3,593,002	3,440,585

(b)	Won denominated long-term debt as of June 30, 2013 and December 31, 2012 is as follows:

(In millions of won)
Lender	Annual interest rate as of June 30, 2013	June 30, 2013		December 31, 2012
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25%, 2.75%	￦	14,339	16,629
National Agricultural Cooperative Federation and others	4.51%~5.21%, 1-year bank bond rate plus 1.4%		845,846	845,072

Less current portion			(54,976)	(54,696)

		￦	805,209	807,005

(c)	Long-term debt denominated in currencies other than won as of June 30, 2013 and December 31, 2012 is as follows:

(In millions of won and USD)
Lender	Annual interest rate as of June 30, 2013 (*)	June 30, 2013		December 31, 2012
The Export-Import Bank of Korea	—	￦	—	26,777
Kookmin Bank and others	6ML+1.78%, 3ML+1.70%~2.25%		856,527	905,080

Foreign currency equivalent			USD 745	USD 870

Less current portion			(103,473)	(342,752)

		￦	753,054	589,105

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

10.	Financial Liabilities, Continued

(d)	Details of bonds issued and outstanding as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of June 30, 2013	June 30, 2013		December 31, 2012
Won denominated Bonds (*)
Publicly issued bonds	April 2014~ March 2018	2.90%~5.89%	￦	2,340,000	2,250,000
Less discount on bonds				(5,609)	(5,579)
Less current portion				(299,652)	(199,946)

			￦	2,034,739	2,044,475

Bonds denominated in currencies other than won
Floating-rate bonds	—	—	￦	—	374,885

Foreign currency equivalent				—	USD 350

Less discount on bonds				—	(702)
Less current portion				—	(374,183)

			￦	—	—

			￦	2,034,739	2,044,475

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	The Nature of Expenses

The nature of expenses for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Changes in inventories	￦	114,321	(352,045)	3,523	(234,850)
Purchase of raw material and merchandise and others		2,509,385	4,119,051	5,931,523	7,140,013
Depreciation and amortization		890,928	1,001,078	1,947,457	1,928,311
Outsourcing fee		977,662	613,930	1,724,046	1,522,049
Labor costs		576,381	505,413	1,145,161	1,017,840
Supplies and others		238,896	170,645	437,866	349,603
Utility expense		153,964	134,144	329,037	283,482
Fees and commissions		90,799	85,644	192,119	170,851
Shipping costs		67,070	112,830	143,080	194,497
After-sale service expenses		20,014	19,039	38,655	38,454
Others		417,154	398,024	689,810	626,502

	￦	6,056,574	6,807,753	12,582,277	13,036,752

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

For the three-month and six-month periods ended June 30, 2013, other non-operating income included exchange differences amounting to ￦215,454 million and ￦490,515 million, respectively (for the three-month and six-month periods ended June 30, 2012 : ￦189,733 million and ￦385,888 million, respectively), and other non-operating expenses included exchange differences amounting to ￦259,450 million and ￦538,782 million, respectively (for the three-month and six-month periods ended June 30, 2012: ￦199,664 million and ￦354,615 million, respectively).

The expenses for the three-month and six-month periods ended June 30, 2012 were reclassified to conform to the classification for the three-month and six-month periods ended June 30, 2013.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Salaries	￦	40,767	33,414	78,771	69,329
Expenses related to defined benefit plan		5,304	4,910	10,672	10,225
Other employee benefit		7,407	6,548	15,983	12,630
Shipping costs		55,673	91,428	111,948	159,126
Fees and commissions		33,355	32,554	75,257	67,040
Depreciation and amortization		19,925	25,691	40,659	47,584
Taxes and dues		647	573	1,258	1,182
Advertising		33,566	27,062	49,606	51,524
After-sale service		20,014	19,039	38,655	38,454
Rent		2,370	2,376	4,963	4,716
Insurance		1,089	1,731	2,827	3,593
Travel		3,653	2,819	6,673	6,187
Training		1,791	2,254	5,089	5,892
Others		5,926	5,854	12,904	12,396

	￦	231,487	256,253	455,265	489,878

The expenses for the three-month and six-month periods ended June 30, 2012 were reclassified to conform to the classification for the three-month and six-month periods ended June 30, 2013.

13.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Rental income	￦	1,024	1,330	2,107	2,345
Foreign currency gain		215,454	189,733	490,515	385,888
Gain on disposal of property, plant and equipment		1,934	2,993	4,634	3,058
Reversal of allowance for doubtful accounts for other receivables		13	—	—	42
Commission earned		594	584	1,245	1,462
Others		—	—	434	417

	￦	219,019	194,640	498,935	393,212

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Other bad debt expense	￦	—	56	12	—
Foreign currency loss		259,450	199,664	538,782	354,615
Loss on disposal of property, plant and equipment		53	331	190	332
Loss on disposal of intangible assets		168	—	168	—
Impairment loss on intangible assets		—	837	1,157	1,063
Donation		3,951	237	5,321	4,073
Expenses related to legal proceedings or claims and others		125,105	230,410	148,185	236,567

	￦	388,727	431,535	693,815	596,650

14.	Employee Benefits

The Company’s primary defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Recognized liabilities for defined benefit obligations as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Present value of partially funded defined benefit obligations	￦	739,161	672,032
Fair value of plan assets		(481,824)	(491,730)

	￦	257,337	180,302

(b)	Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Current service cost	￦	37,348	32,377	74,696	64,755
Interest cost		6,505	5,728	13,010	11,455
Interest income		(4,645)	(3,547)	(9,044)	(7,095)

	￦	39,208	34,558	78,662	69,115

(c)	Plan assets as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Deposits with financial institutions	￦	481,824	491,730

As of June 30, 2013, plan assets mainly consist of deposits in banks, for which the payment of their principal and interest is guaranteed.

(d)	Actuarial gain and loss recognized in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Defined benefit plan actuarial gain	￦	17	494	227	441
Income tax		(4)	(119)	(55)	(106)

Defined benefit plan actuarial gain, net of income tax	￦	13	375	172	335

15.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Finance income
Interest income	￦	7,565	4,959	15,631	12,058
Dividend income		1,477	55,114	1,777	55,318
Foreign currency gain		16,347	10,028	26,738	14,526

	￦	25,389	70,101	44,146	81,902

Finance costs
Interest expense	￦	41,801	36,573	87,843	81,496
Foreign currency loss		42,749	32,953	102,383	22,382
Loss on redemption of debentures		—	787	—	1,524
Impairment loss on investments		9,906	31,585	10,028	39,072
Loss on sale of trade accounts and notes receivable		17	41	125	180

	￦	94,473	101,939	200,379	144,654

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Net change in fair value of available-for-sale financial assets	￦	(705)	7,622	(259)	7,554
Tax effect		171	(1,845)	63	(1,829)

	￦	(534)	5,777	(196)	5,725

16.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,713 million (￦1,969,988 million) and JPY 5,000 million (￦58,358 million) in connection with the Company’s export sales transactions with its subsidiaries. As of June 30, 2013, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts and notes receivable up to an aggregate of ￦100,000 million in connection with its domestic sales transactions and, as of June 30, 2013, no accounts and notes receivable were sold but not past due. In addition, the Company entered into agreements with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD 50 million (￦57,485 million) and USD 23 million (￦26,443 million), in April 2011 and November 2012, respectively. As of June 30, 2013, accounts and notes receivable amounting to USD 25 million (￦28,582 million) were sold to Standard Chartered Bank, with none of the underlying accounts and notes receivable being past due under the agreement in April 2011 and no accounts and notes receivable were sold, with none of the underlying accounts and notes receivable being past due under the agreement in November 2012. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable without recourse.

Letters of credit

As of June 30, 2013, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦17,246 million), USD 15 million (￦17,246 million) with China Construction Bank, JPY 1,500 million (￦17,507 million) with Woori Bank, USD 100 million (￦114,970 million) with Bank of China, USD 60 million (￦68,982 million) with Sumitomo Mitsui Banking Corporation, USD 30 million (￦34,491 million) with Hana Bank, and USD 30 million (￦34,491 million) with Shinhan Bank.

Payment guarantees

The Company obtained payment guarantees amounting to USD 8.5 million (￦9,772 million) and EUR 215 million (￦322,119 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display America, Inc. with an aggregate amount of USD 7 million (￦8,048 million) for principals and related interests.

License agreements

As of June 30, 2013, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of June 30, 2013, the Company’s balance of advances received from a customer amount to USD 1,180 million (￦1,356,646 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD 240 million (￦275,928 million) from the Industrial Bank of Korea relating to advances received.

16.	Commitments, Continued

Pledged Assets

Regarding the secured bank loan amounting to USD 50 million (￦57,485 million) from the Export-Import Bank of Korea, the Company provided part of its OLED manufacturing machinery as pledged assets.

17.	Contingencies

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York (“SDNY district court”), in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Company and LG Display America, Inc. and other TFT-LCD manufacturing companies, dismissing the case in April 2012. In April 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit (“CAFC”). The CAFC has reversed the SDNY district court’s summary judgment ruling and remanded the case back to the district court for further proceedings.

Industrial Technology Research Institute of Taiwan’s action for patent infringement

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Company and LG Display America as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that the Company and LG Display America, Inc. did not infringe the asserted patent of ITRI. On May 17, 2013, USITC issued a final determination finding that the patent was invalid and the Company and LG Display America had not infringed ITRI’s patents.

Patent Infringement Litigations and Invalidity Proceedings Between the Company and Samsung Display Co., Ltd. and Samsung Electronics Co., Ltd.

In September 2012, the Company filed a complaint in the Seoul Central District Court against Samsung Display Co., Ltd. (“SSD”) and Samsung Electronics Co., Ltd. (“SSE”) claiming infringement of seven patents related to Organic Light Emitting Diode (“OLED”) display technology and relevant manufacturing methods and seeking monetary compensation. As a response, SSD requested for an invalidity proceeding over the identical seven patents in the Korean Intellectual Property Tribunal. Furthermore, in December 2012, SSD filed a complaint in the Seoul Central District Court against the Company and LG Electronics Co., Ltd. (“LGE”) claiming infringement of seven patents related to Liquid Crystal Display (“LCD”) technology and seeking monetary compensation, and of which the Company responded by requesting for an invalidity proceeding over such LCD patents in the Korean Intellectual Property Tribunal. In the meantime, facilitated by the mediation of the Ministry of Trade, Industry and Energy, the Company and Samsung Display are now under negotiation to reach an amicable settlement regarding the pending proceedings.

17.	Contingencies, Continued

Request for arbitration of Arkema France and its subsidiary regarding termination of a contract with the Company

In October 2012, Arkema France (“Arkema”) and its subsidiary filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding termination of a contract with the Company. The Company is currently defending against Arkema’s claims.

Anti-trust investigations and litigations

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD 400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD 400 million. The agreement resolved all federal criminal charges against the Company and LGDUS in the United States in connection with this matter.

In December 2010, the European Commission (“the EC”) issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR 215 million. In February 2011, the Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. To date the European Union General Court has not ruled on the Company’s application. In November 2011, the Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Company without any finding of violations or levying of fines. To date no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Company and certain of its subsidiaries of approximately ￦31,378 million, and the Company filed an appeal of the decision with the Seoul High Court in December 2011. To date the Seoul High Court has not ruled on the Company’s appeal.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. Seventy-eight entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012 and ten entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, the Company reached a settlement with the indirect purchaser class and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, and Wisconsin, which was approved by the federal district court in April 2013. In March 2013, the Oklahoma attorney general dismissed its action as to the Company pursuant to a settlement agreement.

17.	Contingencies, Continued

Apart from the direct and indirect purchaser class actions, individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date the Company is defending against thirty-one Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., ViewSonic Corp., NECO Alliance LLC, Rockwell Automation Inc., Proview Technology, Inc. and its affiliates, and the attorneys general of Illinois, Washington, Oregon, South Carolina, and Mississippi.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. For certain cases described above, management is not able to estimate the potential loss if the final outcome of the cases is unfavorable to the Company as the cases are in early stage and management does not have sufficient information to estimate the amount of possible loss. Otherwise the Company has established provisions with respect to certain of the contingencies, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances and are subject to change materially based upon new information, intervening events and the final outcome of the cases.

18.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of June 30, 2013 and December 31, 2012, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2012 to June 30, 2013.

(b)	Reserve

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Short-term benefits	￦	823	345	1,614	885
Expenses related to defined benefit plan		309	59	996	96

	￦	1,132	404	2,610	981

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(b)	Significant transactions with related companies

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(i)	Sales and others

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Subsidiaries	￦	5,326,997	6,077,821	11,004,002	11,441,107
Joint ventures		149,946	179,344	250,517	379,457
Associates		1,172	2	1,472	210
LG Electronics		419,988	265,599	827,306	481,770
Other related parties(*)		1,129	953	3,100	2,124

	￦	5,899,232	6,523,719	12,086,397	12,304,668

(ii)	Purchases and others

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Subsidiaries	￦	904,093	780,446	1,704,395	1,690,239
Joint ventures		73,918	15,369	94,588	36,410
Associates		263,814	404,135	573,565	723,046
LG Electronics		97,122	79,704	135,232	133,206
Other related parties(*)		129,475	108,621	264,643	194,604

	￦	1,468,422	1,388,275	2,772,423	2,777,505

19.	Related Parties, Continued

Account balances with related parties as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2013		December 31, 2012	June 30, 2013	December 31, 2012
Subsidiaries	￦	2,818,640	3,979,211	1,279,146	1,139,362
Joint ventures		112,154	92,870	144,596	168,620
Associates		1	—	239,622	363,654
LG Electronics		286,667	198,972	115,716	67,867
Other related parties(*)		2	563	149,411	124,826

	￦	3,217,464	4,271,616	1,928,491	1,864,329

(*)	The significant transactions for the three-month and six-month periods ended June 30, 2012 and the account balances as of December 31, 2012 were restated because a related party restated its consolidated financial statements in accordance with K-IFRS No.1110, Consolidated Financial Statements.

20.	Income Taxes

(a)	Details of income tax expense (benefit) for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Current tax expense	￦	846	3,144	1,246	3,708
Deferred tax expense (benefit)		40,789	34,694	54,280	(51,365)

Income tax expense (benefit)	￦	41,635	37,838	55,526	(47,657)

20.	Income Taxes, Continued

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of June 30, 2013 and December 31, 2012 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	2013		2012	2013	2012	2013	2012
Other accounts receivable, net	￦	—	—	(1,789)	(2,063)	(1,789)	(2,063)
Inventories, net		14,587	8,903	—	—	14,587	8,903
Available-for-sale financial assets		348	285	—	—	348	285
Defined benefit obligation		52,376	38,573	—	—	52,376	38,573
Accrued expenses		112,084	79,321	—	—	112,084	79,321
Property, plant and equipment		73,766	81,832	—	—	73,766	81,832
Intangible assets		2,766	2,488	—	—	2,766	2,488
Provisions		11,332	12,979	—	—	11,332	12,979
Gain or loss on foreign currency translation, net		428	5,340	(954)	(958)	(526)	4,382
Others		15,098	27,336	—	—	15,098	27,336
Tax loss carryforwards		181,624	233,139	—	—	181,624	233,139
Tax credit carryforwards		670,766	699,529	—	—	670,766	699,529

Deferred tax assets (liabilities)	￦	1,135,175	1,189,725	(2,743)	(3,021)	1,132,432	1,186,704

Statutory tax rate applicable to the Company is 24.2% for the six-month period ended June 30, 2013.

As of June 30, 2013, the Company applied 16% as the minimum tax rate when measuring the amount of tax credit related deferred tax assets for which it is probable that the related tax benefit will be realized. As a result of this rate change, the unused tax credit for which no deferred tax asset is recognized deferred increased by ￦129,811 million for the six-month period ended June 30, 2013.

21.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(In won and Number of shares)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2013		2012	2013	2012
Profit (loss) for the period	￦	62,290,838,869	(115,235,095,455)	4,656,528,451	(290,313,509,744)
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	￦	174	(322)	13	(811)

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings (loss) per share.

(b)	Diluted loss per share for the three-month and six-month periods ended June 30, 2013 are not calculated since there are no potential common stocks. In addition, there are no effect of dilutive potential ordinary shares due to the Company’s net loss for the three-month and six-month periods ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: August 14, 2013	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Vice President / IR Division